UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 1, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the Annual Review of UBS Group AG and UBS AG which appears immediately following this page.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date: April 1, 2019

Annual Review

2018



Stronger together

UBS

Key figures

UBS Group AG


Operating income (USD million)
2018 30,213
2017 29,622
2016 28,729
Operating expenses (USD million)
2018 24,222
2017 24,272
2016 24,519
Operating profit before tax (USD million)
2018 5,991
2017 5,351
2016 4,209
Net profit attributable to shareholders (USD million)
2018 4,516
2017 969
2016 3,348
Reported return on CET1 capital (in %)
2018 13.1
2017 3.0
2016 10.9
Adjusted cost / income ratio (in %)
2018 79.5
2017 78.2
2016 80.8
Invested assets (USD billion)
2018 3,101
2017 3,262
2016 2,761
Total loss-absorbing capacity (USD billion)
2018 83.7
2017 80.3
2016 67.9
Dividend per share (CHF)
2018 0.70
2017 0.65
2016 0.60

Our three keys to success

Our Pillars are the foundation for everything we do.

Capital strength
Efficiency and effectiveness
Risk management

Our Principles are what we stand for as a firm.

Client focus
Excellence
Sustainable performance

Our Behaviors are what we stand for individually.

Integrity
Collaboration
Challenge

The Annual Review is provided as a convenience to our investors, clients and other stakeholders who would like a brief overview of our business, strategy and performance in 2018. It should be read in conjunction with UBS's Annual Report 2018, which contains more detailed information and disclosure including management discussion and analysis and audited financial statements. Details about how to obtain the Annual Report 2018 and other publicly available information about UBS, including the Annual Report 2018 on Form 20-F for the year ended 31 December 2018, are set out on page 24 of this document. The information contained in this document is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities, of or relating to UBS Group AG or its affiliates, should be made on the basis of this document. Unless otherwise indicated, figures are as of, or for the year ended, 31 December 2018.

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Find more about UBS on our microsite
ubs.com/annualreview

Our theme for the 2018 Annual Review is "Stronger together." Together, we are so much stronger than the sum of our parts and 2018 demonstrated the value of effective partnering.

2018 highlights

In 2018, we met many milestones and continued to demonstrate the strength of our diversified business model. Here are our highlights.

January

One million downloads

Eleven years after we introduced our e-banking via mobile devices, the UBS Mobile Banking app hit one million downloads.

February

Global integration

We integrated our Wealth Management and Wealth Management Americas to create a single business division called Global Wealth Management. In our first year of combined operations, we reached a decade-high profit before tax driven by record results in net interest and recurring net fee income.

March

Sovereign Investment Circle

Held in Singapore by our Asset Management, the meeting was for high-level executives from sovereign institutions, focusing on the future investment landscape. Topics included digitalization, competitiveness, sustainability, long-term investing and dealing with economic uncertainty.

April

Best asset manager in China

Our Asset Management was ranked best-performing foreign asset manager in China in the Z-Ben Advisors China report. The evaluation of 100 investment companies placed us in front of J.P. Morgan. The Chinese market is expected to provide the single-largest growth opportunity for asset managers globally.

First quarter adjusted profit before tax
USD 1,994 million

May

UBS Philanthropy Conference

Over 400 eminent philanthropists, business families, social entrepreneurs and impact investors gathered for the 2018 UBS Philanthropy Conference in Hangzhou and Singapore. A malaria eradication program in Southeast Asia and the UBS Optimus Foundation's China Representative Office were announced.

June

Swiss Economic Forum

At the 20th edition of the Swiss Economic Forum, 1,350 decision makers from business, science and politics discussed new ideas. We are a premium partner of Switzerland's leading economic conference and hosted a breakout session.

For more UBS 2018 highlights, visit **ubs.com/highlights**

Second quarter adjusted profit before tax
USD 1,821 million

July

Third-biggest internet IPO ever

We played a key role in the e-commerce initial public offering (IPO) for Chinese website Pinduoduo. This generated a transaction value of USD 4.2 billion, making the deal the world's third-largest internet IPO in history.

August

A+ in sustainability

Our Asset Management retained an A+ in the areas of property and infrastructure and achieved an A+ in strategy and governance in the United Nations Principles for Responsible Investment (UNPRI) sustainable investment ratings.

September

UBS Digital Business

We now offer smaller corporate clients a single-source digital solution for their needs. Thanks to the user-friendly Mobile Banking app, information can even be accessed when on the move, and payment orders issued and approved.

October

Most powerful in finance

American Banker honored three UBS executives for their professional achievements and philanthropic endeavors. Rosemary Berkery received a Lifetime Achievement Award, Suni Harford was No. 14 on Most Powerful Women in Finance and Paula Polito was No. 20.

Investor Update in London
Third quarter adjusted profit before tax
USD 1,770 million

November

Award for index funds and ETFs

Strong asset gathering in our Asset Management led us to win *Financial News'* Asset Management Awards Europe for Index Funds/ETF Provider of the Year, reflecting our development of an innovative and differentiated suite of offerings.

December

Reopening our headquarters

After three years of renovations, our global headquarters in Zurich has reopened for business. Renovated carefully, true to history and the latest sustainability standards, it houses state-of-the-art technology as well as artwork from the UBS collection.

Fourth quarter adjusted profit before tax
USD 478 million

What we stand for

Building on your positive feedback from last year, our shareholder letter this year again answers a series of questions that we are regularly asked by different stakeholders of the bank.

"We constantly evolve in response to new challenges, but we have strategic clarity and consistency."



Axel A. Weber, Chairman of the Board of Directors

What was the market context in 2018?

The year started off positively, but nervousness set in by the end of the first half. Markets started fearing a downturn well ahead of any real economy indicators. Our private clients became less active, and from the fourth quarter onward, markets sold off as well. The most striking example to illustrate what developed over the course of 2018 is the fact that about 90 percent of asset classes were down on a year-over-year basis. That's quite extraordinary. And when you look at what happened in December 2018, it was one of the worst months since the Great Depression in terms of market performance. The coexistence of macroeconomic and geopolitical issues caused even more concerns with investors. For example, according to our fourth-quarter client survey, cash balances with our US wealth management clients reached a record-high level of 24 percent.

Why do you believe UBS still has the right strategy – how does it set you apart from others?

Secular trends such as global wealth creation, including the increased need for pension products, and the opening up of China's financial markets will continue to drive the unique value of our franchise. We are the preeminent global wealth manager to high net worth and ultra high net worth clients as well as the number one Swiss bank, enhanced by an investment bank that is strong in the areas where we choose to compete, and a successful asset manager. The strength of our business model and our strategic focus have generated more than USD 19 billion in net profits over the last five years. More than half of our profits come from asset-gathering businesses, and our Swiss business further contributes to the stability of our earnings. We are diversified geographically, and well positioned in the world's largest and fastest growing markets. Of course we review and recalibrate our strategy each year, as we constantly evolve in response to new challenges, but we have strategic clarity and consistency.

Where and how do you expect to grow going forward?

We believe we can grow our revenues at more than the rate of global economic expansion over the cycle. From a geographic standpoint, the greatest growth is expected to come from gaining market share in the US and Asia Pacific. In the US, we have a sizeable opportunity with ultra high net worth clients. And we want to build our share of wallet with US persons outside the US. Also, further globalizing our Global Family Office capabilities is another part of our growth initiatives. In China, we became the first foreign bank to increase its stake to a majority of 51 percent in a securities joint venture, giving us a great foothold for future expansion. And in Switzerland, net new business volume growth in Personal & Corporate Banking was double GDP growth last year. Our aim is to further solidify this leadership position by, for example, expanding our digital lead. These are just some of the opportunities we are focused on, there are plenty of others, many of which are discussed in the pages of our annual report.



Sergio P. Ermotti, Group Chief Executive Officer

"Our clients globally require advice and solutions for both their own wealth and their businesses. They expect us to deliver the whole of UBS to them."

What are you doing to prepare UBS for the digital future of banking?

We're not just preparing for the future, we're actively shaping it. Technology is changing the way banks, including UBS, operate. That's why we are investing more than 10 percent of revenues, more than USD 3 billion each year, into technology. For example, we've accelerated our journey into the cloud space, thereby reducing the number of costly traditional data centers. We also increased the number of robots performing routine tasks from roughly 700 to 1,000 last year. We will more broadly leverage machine learning and artificial intelligence-powered engines to automate more complex tasks and allow for better and faster decision making, for example in risk management or anti-money laundering. But the big focus is on front-to-back digitalization ultimately driving a better client experience, so technology is about much more than just cost savings.

You want to be the bank for US, Asian and European entrepreneurs and corporates for their local and global needs – why should they choose UBS?

Because we are a truly global bank. Our clients globally require advice and solutions for both their own wealth and their businesses. They expect us to deliver the whole of UBS to them, with global wealth management and investment bank capabilities under one roof, from M&A all the way to succession planning, as well as the best teams when it comes to research and execution. We have the breadth and the expertise to bridge between both their corporate and their personal financial needs. This makes UBS an obvious choice, given our leading position in those fields that matter most to our clients.

Sustainability is a key part of your strategy, how is that reflected in your client offering?

We provide a broad range of products and solutions to both private and institutional clients, including sustainable and impact investing opportunities. For example, Asset Management followed its successful UK Climate Aware rules-based fund with a similar fund available for international investors. The portfolio is oriented toward companies that are better prepared for a low-carbon future while reducing exposure to, rather than excluding, companies with higher carbon risk, in order to pursue strategic engagement with these companies. Also in 2018, Global Wealth Management launched the world's first fully sustainable investing cross-asset mandate portfolio for private clients. As of 31 December 2018, clients had invested USD 2.8 billion assets under management in this innovative solution.

> Read the full letter to shareholders at
ubs.com/shareholderletter

Speaking about the unspeakable

Some stories are difficult to hear. But just because a story causes discomfort doesn't mean it shouldn't be addressed. This is why we teamed up with law enforcement, local school districts, nonprofits and philanthropic investors to start a conversation about the reality and danger of human trafficking and find a way to act.



From left to right: Bianca Morales-Egan, technical advisor on human trafficking and gender equity, Project Concern International (PCI); Chris Marsh, market head, UBS; Uli Heine, director of development, PCI.

Zoe was a college freshman when she was approached by a well-dressed woman asking if she had ever considered modeling. It seemed legitimate – with professionals and what appeared to be a studio. She posed for some pictures in tennis apparel and afterwards the individuals asked her to fill out paperwork with her social security number, parents' names, home address and social media accounts – noting they wanted to be able to celebrate her if she was selected. They paid her for the pictures and told her what a great model she was. Zoe felt valued. She asked if she could come back. However, the next photo shoot was far different. When she returned from changing clothes for the pictures, the well-dressed woman had been replaced by a large man who forced her to perform sexual acts. From that point forward, they had photos and videos as a means to blackmail her, threatening even to share the images on social media with everyone in her life. Feeling embarrassed and isolated, and fearing for her life, she continued to do as instructed. Over the course of months, this escalated to her being forced to meet with men in motels. Despite her attempts to maintain some degree of normalcy in her daily life, she was falling into a violent underworld.



Chris first learned about the severity of human trafficking in San Diego from a client in 2016.

Zoe was older than most victims of sex trafficking (the average age is 16[1]), but her story exemplifies how trafficking can start and escalate, particularly in the era of social media, in unimaginable ways. The earlier children and their caretakers are made aware of the dangers, the better we can shape an instinctive response to risks. Most organizations working to stop trafficking focus on addressing immediate concerns like prosecution, rescue and rehabilitation. And with so many victims of human trafficking (40 million worldwide, 10 million of whom are children[2]), this work is of vital importance. But if we can educate people about what trafficking looks like and how it develops, maybe we can help more by preventing it from happening in the first place.

San Diego is one of the top 13 high-intensity child prostitution counties in the United States.[3] But when, in 2016, a client approached Chris Marsh, UBS market head, explaining the issue, he was shocked. "I had no idea of the scope of what was going on in our backyards or how social media had changed the way predators were targeting victims and using various forms of leverage to draw them in," explained Chris. "This is truly a modern-day form of slavery."

The client was determined to do something to help prevent trafficking. And she wasn't the only one.

Chris and a team started meeting others: experts at the UBS Optimus Foundation (UBS-OF), philanthropists, local nonprofit organizations, government and school officials – a broad group wanted to do more to help. "It was amazing," said Chris, "the range of people coming out of the woodwork, eager to invest in any way we could to make an impact."

"UBS-OF worked with subject matter experts and university researchers to teach the community about the issue and understand the data well enough to inform a local approach. The San Diego County District Attorney's Office helped us understand the supply-and-demand aspects of this underground economy, and design a prevention program. Nonprofits came together to share expertise and figure out how they could

UBS Optimus Foundation in 2018

66.6 USD million
donations raised

2.8 million
children reached

81.8 USD million
in approved grants

200 programs managed
worth USD 215 million, across 40 countries

[1] National Institute of Justice, "Gangs and Sex Trafficking in San Diego," 20 September 2016: http://nij.gov/topics/crime/human-trafficking/pages/gangs-sex-trafficking-in-san-diego.aspx
[2] International Labour Organization, "Global Estimates of Modern Slavery": http://www.ilo.org/global/publications/books/WCMS_575479/lang--en/index.htm
[3] The Federal Bureau of Investigation's Efforts to Combat Crimes Against Children, "Chapter 4: Non-Cyber Sexual Exploitation of Children": https://oig.justice.gov/reports/FBI/a0908/chapter4.htm

"I had no idea of the scope of what was going on in our backyards or how social media had changed the way predators were targeting victims."

Chris Marsh, UBS market head, Southern California



accomplish more by working in unison. Private philanthropists offered resources, not just financial support, and helped develop a strategic plan to span all 753 public schools in the county, educating students to better protect themselves and their peers," explained Chris. "So many people made this possible."

Fast forward to December 2018 when, after numerous meetings with the District Attorney's Office, local school districts, non-profits and philanthropic supporters, a public-private partnership called the San Diego Trafficking Prevention Collective was officially launched with the UBS-OF, UBS clients and leaders across the community. The collective is comprised of three educational programs – PROTECT, kNOw MORE and Project ROOTS – delivered by nonprofit organizations including 3Strands Global Foundation, Point Loma Nazarene University, and Project Concern International (PCI). Each focuses on educating children, their families and teachers about the risks of human trafficking. Through after-school mentoring, in-class school trainings and a rather unique approach of interactive drama workshops, the collective aims to reach 345,000 San Diego students.

With the investment of two dozen philanthropists, the UBS-OF, UBS colleagues and organizations like BlackRock, USD 3 million was raised to fund the collective's business plan, which will play out over the next three years. The UBS-OF is co-investing 20 percent of each client's contribution as well as managing the engagement with detailed measurement and evaluation of impact metrics.

Many people hadn't considered that a wealth management firm could be a key instrument for addressing the issue of human trafficking. Most also hadn't considered that the collective could become bigger than San Diego. But today, the San Diego Trafficking Prevention Collective offers a model for other communities, showing how financial institutions, private investors, school districts, governmental officials and local organizations can come together to make a lasting, positive difference in addressing human trafficking.

> More on human trafficking in San Diego at **ubs.com/sdtpc**



The four words that started a movement

Learn more about how the San Diego Trafficking Prevention Collective started in our interview with Chris Marsh.

> Full story at **ubs.com/fourwords**

The UBS future workshop is growing

In 2018, our Mobile Banking app passed the one-million-download mark. Its success is partly due to the innovative strength of the Digital Factory within UBS, which develops and produces intuitive online applications for private clients and small and mid-sized enterprises.



While en route to the central app development lab in Zurich, Ziga Jakhel (left), head of Digital Factory & Onboarding, and Kenneth Wieser (right), release train engineer for onboarding, discuss the possibilities for making it easier to start a banking relationship

On a sunny autumn evening, 79-year-old Mr. Müller is attending an information event for clients called "Digital Banking Today" at his local UBS branch in Lausanne. The pensioner already routinely pays all his bills online from home. His grandson taught him how to do that. So why attend the training session? He wants to learn about other online banking functions, he explains. World Money Direct, for example, will enable him to have cash in over 70 currencies delivered to him at home, free of charge, within one or two working days. It will be a useful tool, he's sure, because he often visits his children and their families all over the world.

Older generations also see the benefits

During 2018, training events like the one in Lausanne were also held at other Swiss UBS branches, with specialists teaching a very diverse audience more about online banking. "As the market leader in digital banking in Switzerland, we cater to all generations so that as many of our clients as possible can benefit from the new opportunities," explains Gabriel Lamon, UBS digital expert and wealth management client advisor.

Audiences paid careful attention to instructions on how to perform the most common digital transactions such as making payments, checking account balances and calling up market data on UBS Quotes. But many of the participants were equally interested in more recent applications, such as customer authentication for online shopping using 3-D Secure via the Access app or paying parking charges via UBS TWINT, a mobile payment application for Switzerland. Whether it's a question of opening an online account, having a property valued or simplifying the process of getting a mortgage, all these digital services have two things in common. First, they represent a noticeable improvement for clients and, second, they all come from the Digital Factory – a workshop that is unique in many ways.



"We cater to all generations so that as many of our clients as possible can benefit from the new opportunities."

Gabriel Lamon, UBS digital expert and wealth management client advisor

Agile coach Kerstin Kalle (right) helps one of the scrum teams to better understand the agile work methods. The colosseum structure built from pallets should support cooperation, productivity and creativity.

Clients help shape the service

At peak times, there can be up to 900 experts at our Digital Factory, drawn from different areas of banking and working in interdisciplinary project teams. The operating model is similar to that of a start-up and is characterized by flexibility and short decision-making paths. "Our ideas are based on findings gained from user trials and on feedback from different stakeholders. When putting the ideas into practice, our main priorities are, first, to make the digital banking experience simple and straightforward for the client and, second, to reach market readiness quickly," explains Ziga Jakhel, business manager of the Digital Factory, summing up their successful work method. Surprisingly, in light of the strong customer focus, the most time-consuming part of product development is integrating the new services into the existing process and IT architecture of an organization as large as ours. We are also making significant investments in digitalization, staff training and modern infrastructure at the Digital Factory. The digital transformation is even reflected in the way the facilities are laid out. There are so-called market squares – team areas with lots of opportunities for interaction and visualization, where experts can put their heads together and discuss how best to solve a problem. Nearby, a number of teams at "workbenches" write software for the solutions. And staff can chat informally or meet clients in the "social heart," while both client advisors and clients can put pilot versions through their paces at "touch-and-try" stands in the testing zone. So what innovations are in the pipeline at the moment? We'll have to wait and see.

> Take a look inside our Digital Factory at **ubs.com/digitalfactory**

UBS Wealth Management Americas app

Our wealth management clients in the Americas can now benefit from an innovative banking app that allows them to set personalized and tailored investment and savings goals. The app also features the option to receive portfolio diagnostics and tailored investment proposals as well as personal financial advisor support. This all serves to facilitate the achievement of the set objectives. In addition, financial advisors can leverage social media to engage with clients and prospects in a more meaningful and differentiating way.

3.5
USD billion
spent on technology in 2018

over
100%
increase in mobile banking payments and TWINT transactions in 2018



The return to Bahnhofstrasse 45

Good things are worth waiting for. The refurbishment of our headquarters in Zurich took three years. And we've finally returned home.

> Full story at **ubs.com/hq**

Three experts, two mandates, one firm

Our strength as an institution relies on the expertise of our people. And together, they can do so much more – from strengthening our portfolio to making the world a little more sustainable.



From left to right: Martin Tobler, James Purcell and Christopher Greenwald.

Ten years ago, being an environmentally conscious investor could be a difficult task. If you didn't want to support certain activities or products, you had one easily accessible option – to not invest in companies known to be involved. Fortunately, the world is changing and so are investors' options. Three UBS experts discuss how partnering together and with clients can yield better results.

James Purcell is head of Sustainable and Impact Investments in our Global Wealth Management (GWM) Chief Investment Office. Christopher Greenwald is head of Sustainable and Impact Investing Research in Asset Management. Martin Tobler is head of Client Investment Specialists for Ultra High Net Worth Discretionary within GWM Investment Platforms and Solutions.

What this means is that they each have different ways of looking at a challenge – James designs private clients' portfolios and methodologies for sustainable and impact investing, Christopher focuses on the integration of sustainability in portfolios for institutional clients, and Martin tailors discretionary investment solutions based on clients' needs and investment guidelines. Separately, each is an expert in his field. Together, they are able to do much more.

"A Global Family Office client approached us with very specific exclusion criteria for sustainable investments," recalls Martin. "However, such exclusions are difficult to guarantee when using third-party funds because the strategy of each fund manager may not align perfectly with each individual client's request."



The science of listening

The success of Global Wealth Management is tied to how we listen. Christian Wiesendanger, head of Investment Platforms and Solutions, tells us how they work.

Full story at
ubs.com/scienceoflistening

Wealth Management Online

Wealth Management Online is a digital offering for clients with a UBS investment solution, fully integrated in UBS Mobile Banking and available for desktop and mobile devices. The content is tailored to clients' underlying investment solutions. Clients benefit from up-to-date portfolio-quality information and notification thereof, and direct execution of investment proposals to optimize the portfolio quality. The hybrid servicing model offers the possibility to involve the client advisor for further advice at any stage.

10,677
client and financial advisors in GWM

No. 1
world's best bank for wealth management *Euromoney*, 2018

James explains further that while adopting an exclusionary approach is a good way to align values to a portfolio, "It's not so useful if you want to change the world around you because merely excluding companies won't change their behavior."

Owning shares, however, and using this influence to engage with management, collaboratively helping to improve practices, grow business, and attract new shareholders and clients – this will ensure investments have more impact. So instead of exclusion, they discussed with the client the value of an engagement approach.

"We encourage companies to improve on material sustainability factors that have positive impacts on the environment, society and companies' bottom lines," says Christopher. "By designing a strategic engagement strategy aligned with the investment goals, we can demonstrate both financial and sustainability impacts and thereby the additional benefits of active investments in public equities."

The client wanted to know more about fund activity so James and Martin prepared material showing some of the projects that the World Bank was actively involved in, which included the allocation of World Bank bonds as well as some of the newly issued green bond projects that were reducing water usage and CO_2 emissions.

"This offering would not have been possible two or three years ago," comments James. "Because some of the financial market elements such as green bonds would not actually have had the depth of liquidity to make this possible."

In the end, the client, realizing the sustainability potential, was interested in the type of engagement suggested. Not only were two mandates opened (more than originally intended), but the deep client dialogue helped make the entire UBS offering better as understanding this client's needs translated into improvements to the way we communicate after any client invests in an sustainable investing mandate.

This case is just one example of how cross-divisional collaboration works across our firm. For every success we have, there are hundreds of people behind it who make it possible. Sustainable investment is no different. Global Wealth Management (James and Martin) works with clients to understand their needs and how those needs can best be delivered given the current market state and available offering. Asset Management (Christopher) supplies client products and creates bespoke products based on Global Wealth Management requests. Additionally, we work with external organizations like the World Bank, Hermes and BlackRock to ensure we can deliver the best possible offering.

James, Christopher and Martin share more at
ubs.com/threeexperts

"We help our clients navigate the firm"

Emily Jolliffe, from our Investment Bank, takes us through her typical work day, showing how she and her team give clients access to innovative solutions ranging from market and insight tools to trading strategies and execution.

In her spare time, Emily Jolliffe, from the European Prime Brokerage Sales team, enjoys doing sports. It helps her to stay focused throughout the intense day.



In 2018, our Investment Bank (IB) increased its adjusted operating profit before tax by 21 percent on a year-on-year basis. Some of the world's most respected corporations, institutions, governments and wealth managers work with us. The reason for this is how we work with our clients.

Together with seven colleagues from a wide range of professional and academic backgrounds, Emily Jolliffe works in the European Prime Brokerage Sales team, which is part of Global Financing Services within the Global Equities division of the IB.

From biomedical science to a career in finance

She joined the graduate training program in 2015 and has been with the bank for just over four years. Prior to working at UBS, Emily studied biomedical science at University College London (UCL). After three years at UCL, she was ready to pursue a new challenge in a different industry. She found that the analytical thinking skills she had developed while studying biomedical science were transferrable, and could prove useful in a career in finance.



During her biomedical studies, Emily increased her analytical thinking skills, which proves useful in her job.

Her walk to work is only 20 minutes and she arrives at the office just before 8 a.m.

The European Prime Brokerage Sales team facilitates financing services for hedge funds, providing the platform, infrastructure and core operational services to our hedge fund client base to allow clients to carry out their investment objectives in an efficient manner. As a prime broker, the team also connects clients with various teams across the Equities business, including the execution desks and Equity Capital Markets, as well as UBS Asset Management and Global Wealth Management.

Networking in and outside of UBS

"I love my job because I get to interact with a broad range of people, both internally and externally," Emily says and adds: "We're expected to have a broad internal network so we can help our clients navigate the firm, and showcase the best UBS has to offer. While the role and business is very technical, I also get a significant amount of client exposure."

Normally she lunches at her desk, unless she is out seeing a client. When she gets the chance, she heads to a spin class in the 5 Broadgate gym, in our London office. "Sports help merefocus for an afternoon of work," she says.

Our 2018 workforce[4]



50
countries
150+
languages spoken
66,888[5]
total employees (FTE)
25,256
employees volunteered
31%
Americas
32%
Switzerland
19%
EMEA
18%
APAC
268
apprentices hired
467
university graduates hired into our talent programs
39%
women
61%
men

[4]Calculated as of 31.12.18 on a headcount basis of 68,338 internal employees only (2017: 62,558) unless specified to be on a full-time equivalent (FTE) basis, where we include proportionate numbers of part-time employees.
[5]The increase in workforce in 2018 was mainly due to insourcing initiatives and was more than offset by a decrease in external staff.

UBS Evidence Lab Innovations

UBS Evidence Lab Innovations provides clients with access to insight-ready data sets for a large set of companies and sectors. Experts work across 45 specialized areas to harvest, cleanse and connect billions of data items each month to surface evidence that relates to investment decisions.



On the origination side, Emily's team is responsible for researching new hedge fund launches and pitching to established managers looking for additional providers. The team supports a variety of hedge funds across different strategies, including equity long/short funds, quant funds, event-driven and macro funds.

She leaves work around 7 p.m. and makes her way home through the same city where she studied and began building her career. And, yes, if you're curious, she still reads the occasional science journal.

More on Emily's UBS London life at **ubs.com/onedayinib**

Smart data, smart solutions

It's easy to feel lost at sea in the growing ocean of data. Our Investment Bank is seeking innovative ways to commercialize UBS's data sets in a sustainable, centralized and controlled way.

Full story at **ubs.com/smartsolutions**

"I love my job because I get to interact with a broad range of people."

Emily Jolliffe, European Prime Brokerage Sales, IB



Emily's role and business is very technical, but she also gets a significant amount of client exposure.

One size doesn't fit all

Swiss small and medium-sized enterprises are gearing up for immense change. By 2021, succession solutions will need to be found for 75,000 companies, employing a total of 400,000 people. To ensure smooth handovers, our experts take a bespoke approach, as shown by the story of tour company owner Twerenbold.



TWERENBOLD

In December 2015, the tour company owner Werner Twerenbold suffered a fatal accident. It was an immense shock for Werner's son, Karim Twerenbold, as well as for the company's workforce. Fortunately, Werner was forward thinking and, in the years before, had made a contingency plan for succession. He had been gradually handing over the management of the business to Karim, who represents the fourth generation of Twerenbolds. Karim had been helping out on various fronts since he was a small child – from cleaning the coaches to writing the itineraries. And, after completing his studies in business administration, his father began putting him in charge of major projects such as supervising the two-year construction of a luxury river cruise ship. In this way, Karim was prepared to take over the reins of the business. Of course, processing and coming to terms with the loss of his father and mentor was something for which he could not be prepared.

"In our client relationships, we see ourselves as a partner who watches over the long-term development of a company as a whole."

Andreas Linder, UBS corporate client advisor

For several years, UBS corporate client advisor Andreas Linder (right) has exchanged and discussed future questions and strategy implementation with tour company owner Karim Twerenbold.

As president of the Board of Directors of Twerenbold Reisen Gruppe, Karim Twerenbold has organized his own successor, despite his young age.



Not just preserving legacy but building on it

Exemplary as this gradual handing over of the reins may have been, the environment was and is very challenging in light of market trends such as cheap long-distance buses and digitalization. Karim Twerenbold has clear targets – "We want to grow, but not at any price. To me, being financially independent is just as important. This is why we're going to reinvest our profit instead of siphoning it off." His motto is "innovation based on tradition."

He is supported by his UBS corporate client advisor Andreas Linder, who finds the best and most effective way to provide Karim with tailored expertise from specialists at UBS on the current economic situation, forms of financing and stock markets. "In our client relationships, we see ourselves as a partner who watches over the long-term development of a company as a whole. Being able to talk to each other when we need to is essential," explains Andreas Linder.

This is important to Karim because he likes to be cautious when making decisions. Farsighted, he has planned the organization of the company in the event that anything should happen to him. "Like my father, I'm not primarily concerned with keeping the company in the family but rather with preserving the company itself and its values," he says.

+150%

corporate client onboarding supported by video identification in 2018



2020 will mark 125 years of Twerenbold Reisen Gruppe operation. Expertise from UBS specialists helps them in their business performance.

"Like my father, I'm not primarily concerned with keeping the company in the family but rather with preserving the company itself and its values."

Karim Twerenbold, president of the Board of Directors of Twerenbold Reisen Gruppe

Experts with a wealth of valuable experience

Even though there will be a considerable increase in the number of company handovers in the coming years, systematic succession planning as seen with the Twerenbolds is certainly not the rule, reports Andreas Linder.

Many business owners find it hard to think about succession, not least for emotional, financial and legal reasons. In practice, a successful handover of a company can take quite a long time because, in addition to the owner, generally the family and business also have to be made ready for the transition. It's crucial not only to decide between the various kinds of family or non-family succession arrangements, but also to achieve the best possible sales price, or to pass on the company's values. When it comes to these kinds of preparatory and decision-making processes, help and advice are available from external fiduciaries and UBS corporate client advisors, as well as from our specialists in corporate finance, wealth planning and wealth management. With their extensive experience drawn from numerous succession situations, they can devise bespoke solutions that cater to all aspects, for the long term. Every succession situation is unique, so a one-size-fits-all solution simply will not do.

> Get the bigger picture at
ubs.com/succession

49%

of Swiss-based employees at UBS for 10+ years

Becoming the no. 1 bank for small companies

Nearly all of Switzerland's 200 biggest companies have a business relationship with UBS. Among medium-sized companies, the same is true for about half of them, while among small companies it's one in four. That makes UBS the country's leading bank for business. Furthermore, nearly 60 percent of all Swiss pension funds work with UBS.

We would like to extend our lead in Switzerland even more, and that's why we're investing in the future. The UBS Digital Factory works in Switzerland on solutions to make banking even easier for small and medium-sized enterprises (SMEs).

Digital Business

Through our new Digital Business, we're improving our products and services for corporate clients in order to offer them a first-class combination of the latest technology and personalized advice. Digital Business is an integrated corporate portal, offering Swiss small and medium-sized entities tailored banking packages consisting of up to 20 modular digital solutions covering online and mobile banking, payment transactions and liquidity and credit planning.



Enhancing services for smaller enterprises

In the interview with Alain Conte, head of Corporate & Institutional Clients Switzerland, you can find out more about our simple, cost-effective and efficient digital solutions for SMEs.

> Full interview at
ubs.com/forbusiness

What sustainable investing means in 2019

Sustainable investing has moved firmly into the mainstream. No longer a niche add-on, it's now an integral part of what we do. And it's redefining the way we think about investing overall.



Michael Baldinger (center) is head of a team working to develop a comprehensive sustainable investing toolbox.

Industries that are developing solutions to sustainability challenges are expected to be the fastest growing in the coming years. And companies exposed to these industries have greater growth potential. Companies with superior labor practices will have increased productivity, and be less prone to labor strife. Companies that follow governance best practice will likely be better and more sustainably managed, and less likely to experience corruption. All these factors affect the way we invest, and over time they will impact corporate performance.

Sustainable investing (SI) changes the way investors think about the companies they invest in. It provides them with a new kind of transparency into their investments, one which comes from material investment information, derived from a set of criteria, most commonly referred to as ESG, or environmental, social and governance.

"I must say, a couple of years ago, I was a skeptic. It was hard to find an investor who would pay up for a green bond, for example," says Suni Harford, head of Investments, UBS Asset Management. "But I'm in a different seat now and it's a very different world. We now have the data and technology necessary to facilitate a really robust change in the way that we invest and the impact that investment has."

But it's not just technology or data. Growing client demand has also been an important factor in driving the increasing focus on sustainable investing. While it has been a clear trend with retail investors for a couple of decades or more, for institutional investors it's only in the last five years that SI has become a mainstream activity, as they look to engage with assets that score highly on ESG metrics and have positive impact on society.



Michael has been head of Sustainable and Impact Investing within UBS Asset Management since 2016.

"More and more, ESG is becoming integral to driving our client engagements."

Michael Baldinger, head of Sustainable and Impact Investing, AM

UBS Asset Management (UBS-AM) has seen this trend play out very clearly in its own business. In 2018, ESG-integrated assets under management tripled from over USD 63 billion to over USD 200 billion. This growth is testament to the sheer scale of the work which has been done to develop, refine and propagate our sustainability portfolio. Accomplishing it meant incorporating ESG information into investment research as well as in the mainstream of our offering across all asset classes. And that didn't happen overnight.

Michael Baldinger has been head of Sustainable and Impact Investing within UBS-AM since 2016. He works to establish sustainable investing across the various asset classes. So if anyone can speak to the way in which SI has developed and what the growth drivers have been, it's Michael.

"Most clients have different requirements and needs when it comes to SI," says Michael. "Many times the product they envision or need hasn't existed as an 'off-the-shelf' solution, so we've had to create an SI engine that can be used across the firm to create precisely the offering that the client is looking for."

The next step in this process for AM is collaboration with Global Wealth Management, the Investment Bank and external partners, to develop a comprehensive sustainable investing toolbox that can be used to create solutions that fully address clients' needs.

"More and more, ESG is becoming integral to driving our client engagements," notes Michael. "It demonstrates the strength of our collaborative efforts across the divisions and our ability to transform our solutions to fit clients' needs."

Finally, developing an offering with strong sustainable investing opportunities is about more than just highlighting organizations that are doing well, and excluding those who don't meet standards. Increased interest in sustainability from our clients can also open unique opportunities. Due to the influence SI now holds in terms of shareholding, we can also help those companies who want to change their policies in order to attract new investment – something we actively do and have already seen results from.

"Our goal at UBS is to be the world's leading sustainable financial institute," says Michael. "And being ahead of the curve, playing a material role in the mainstreaming of this important new approach, this requires a collaborative mind-set – something UBS is supremely well placed to deliver."

> More on our innovative SI solutions at
ubs.com/sustainablesolutions

Sustainable investing at UBS


797
USD billion
norms-based screening
313
USD billion
core sustainable investing assets
1,110
USD billion
total sustainable investments (36% of total invested assets)

How we manage the firm

Our governance framework supports the creation of long-term value by linking to our strategic objectives and the performance of the individuals delivering on these objectives.



Regulators
External auditors
Shareholders
Chairman and Board of Directors
Audit Committee
Compensation Committee
Corporate Culture and Responsibility Committee
Governance and Nominating Committee
Risk Committee
Group Internal Audit
Group Executive Board
Group CEO
Regional Presidents
Divisional Presidents
Group Functional Heads
Group Asset and Liability Management Committee
Americas
APAC
EMEA
Switzerland
Global Wealth Management
Personal & Corporate Banking
Asset Management
Investment Bank
Corporate Center

Shareholders

The general meeting of shareholders is the supreme corporate body of UBS. All shareholders registered with voting rights are invited to general meetings of shareholders.

Chairman and Board of Directors

Under the leadership of the Chairman, the Board of Directors (BoD) decides on the strategy of the Group, upon recommendation by the Group CEO, exercises ultimate supervision over management and appoints all Group Executive Board (GEB) members. The Chairman of the Board presides over all general meetings of shareholders and works with the committee chairpersons to coordinate the work of all BoD committees. The committees shown in the graphic assist the BoD in the performance of its responsibilities. These committees and their charters are described in the Organization Regulations, published at ubs.com/governance.

Checks and balances – Board of Directors and Group Executive Board

The BoD decides on the strategy of the Group upon recommendations by the Group CEO and exercises ultimate supervision over management, whereas the GEB, headed by the Group CEO, has executive management responsibility. The functions of Chairman of the BoD and Group CEO are assigned to two different people, ensuring a separation of power. The BoD delegates the management of the business to the GEB.

Group CEO and Group Executive Board

Under the leadership of the Group CEO, the GEB has executive management responsibility for the steering of the Group and its business. It assumes overall responsibility for developing the Group and business division strategies and the implementation of approved strategies.

> For further information
ubs.com/ourfirm

Our Board of Directors

1. **Axel A. Weber**
   Chairman of the Board of Directors / Chairperson of the Corporate Culture and Responsibility Committee / Chairperson of the Governance and Nominating Committee

2. **Julie G. Richardson**
   Member of the Compensation Committee / member of the Risk Committee

3. **Ann F. Godbehere**
   Chairperson of the Compensation Committee / member of the Audit Committee

4. **Jeremy Anderson**
   Chairperson of the Audit Committee / member of the Corporate Culture and Responsibility Committee

5. **Dieter Wemmer**
   Member of the Compensation Committee / member of the Risk Committee

6. **David Sidwell**
   Senior Independent Director / Chairperson of the Risk Committee / member of the Governance and Nominating Committee

7. **Beatrice Weder di Mauro**
   Member of the Audit Committee / member of the Corporate Culture and Responsibility Committee

8. **Fred Hu**
   Member of the Board of Directors

9. **Isabelle Romy**
   Member of the Audit Committee / member of the Governance and Nominating Committee

10. **Reto Francioni**
    Member of the Corporate Culture and Responsibility Committee / member of the Risk Committee

11. **Michel Demaré**
    Independent Vice Chairman / member of the Audit Committee / member of the Compensation Committee / member of the Governance and Nominating Committee

12. **Robert W. Scully***
    Member of the Risk Committee

*Robert W. Scully is not present on the picture




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The Board of Directors (BoD) of UBS Group AG, under the leadership of the Chairman, consists of six to 12 members as per our Articles of Association. The BoD decides on the strategy of the Group upon recommendation of the Group Chief Executive Officer (Group CEO) and is responsible for the overall direction, supervision and control of the Group and its management as well as for supervising compliance with applicable laws, rules and regulations. The BoD exercises oversight over UBS Group AG and its subsidiaries and is responsible for establishing a clear Group governance framework to provide effective steering and supervision of the Group, taking into account the material risks to which UBS Group AG and its subsidiaries are exposed. The BoD has ultimate responsibility for the success of the Group and for delivering sustainable shareholder value within a framework of prudent and effective controls, approves all financial statements for issue and appoints and removes all Group Executive Board (GEB) members.

> For further information
ubs.com/ourfirm

Our Group Executive Board



UBS Group AG operates under a strict dual board structure, as mandated by Swiss banking law, and therefore the BoD delegates the management of the business to the GEB. Under the leadership of the Group CEO, the GEB has executive management responsibility for the steering of the Group and its business. It assumes overall responsibility for developing the Group and business division strategies and the implementation of approved strategies.

For further information
ubs.com/ourfirm



1. **Sergio P. Ermotti**
Group Chief Executive Officer

2. **Edmund Koh**
President UBS Asia Pacific

3. **Kirt Gardner**
Group Chief Financial Officer

4. **Sabine Keller-Busse**
Group Chief Operating Officer

5. **Markus Ronner**
Group Chief Compliance and Governance Officer

6. **Robert Karofsky**
Co-President Investment Bank

7. **Piero Novelli**
Co-President Investment Bank

8. **Ulrich Körner**
President Asset Management and President UBS Europe, Middle East and Africa

9. **Axel P. Lehmann**
President Personal & Corporate Banking and President UBS Switzerland

10. **Martin Blessing**
Co-President Global Wealth Management

11. **Christian Bluhm**
Group Chief Risk Officer

12. **Tom Naratil**
Co-President Global Wealth Management and President UBS Americas

13. **Markus U. Diethelm**
Group General Counsel


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Our employees are what make our firm truly exceptional. They are experts within their respective industries, representing a range of talent. This year, our BoD and GEB photographs were taken by Witold Iglewski and Jagoda Lasota – two graphic designers within UBS Communications & Branding.

Find out more about UBS

Would you like to know more about us?

Our businesses, capabilities and offerings
ubs.com

Our financial performance and shares
ubs.com/investors

Our corporate governance
ubs.com/governance

Our strategy
ubs.com/strategy

Our wealth management research
ubs.com/cio

Our locations
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Subscribe to news alerts and calendar reminders, choose from among our apps and podcasts
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For all general queries
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Hotline +41-848-848 054

Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and operates under the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares.

Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, phone +41-44-234 1111, and its corporate identification number is CHE-395.345.924.

UBS Group AG was incorporated on 10 June 2014 and was established in 2014 as the holding company of the UBS Group.

UBS Group AG shares are listed on the SIX Swiss Exchange and on the New York Stock Exchange (ISIN: CH0244767585; CUSIP: H42097107).

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com

Editors: Luca Aloisi, Mariah Marconi

Art direction: Witold Iglewski, Karolina Kadzielska, Michal Malolepszy, Corinne-Rahel Spielmann

Photography: Elijah E. Castson (main pictures), Valeriano Di Domenico (p. 16), Witold Iglewski, (p. 8, 20–23), Jagoda Lasota (p. 8, 20–23), Claudia Link (p. 4), Martin Rütschi (p. 3)

Printed by Multicolor Print AG, Switzerland

Languages: English/German/French/Italian, SAP-No. 80530E-1901

MIX
Paper from responsible sources
FSC® C022369

Climate neutral
Print product

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS's ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2018. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Adjusted results | Please refer to the "Group performance" section of our Annual Report 2018 for more information on adjusted results.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.



UBS Group AG
P.O. Box
CH-8098 Zurich

ubs.com

UBS

650166

UBS

Annual Review 2018 Website content

Stronger together.

Together, we are so much stronger than the sum of our parts and 2018 demonstrated the value of effective partnering.

The Annual Review is provided as a convenience to our investors, clients and other stakeholders who would like a brief overview of our business, strategy and performance in 2018. It should be read in conjunction with UBS's Annual Report 2018, which contains more detailed information and disclosure including management discussion and analysis and audited financial statements. Details about how to obtain the Annual Report 2018 and other publicly available information about UBS, including the Annual Report 2018 on Form 20-F for the year ended 31 December 2018, are set out on page 24 of this document. The information contained in this document is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities, of or relating to UBS Group AG or its affiliates, should be made on the basis of this document. Unless otherwise indicated, figures are as of, or for the year ended, 31 December 2018.

Table of Contents

Content overview

Spotlight



Speaking about the unspeakable

Human trafficking is a global crisis. It's also much closer than most realize. We teamed up to address the issue.

>> Read how



"We help our clients navigate the firm"

Explaining your job to others isn't always easy. But Emily Jolliffe, UBS Investment Bank, takes on the challenge.

>> A day at UBS



Returning home

In 2018, we returned to our newly-renovated historic headquarters.

>> See the results

Stronger together



One size doesn't fit all

Bespoke approaches to succession planning.

>> Read how they work



The four words that started a movement

Some words are capable of moving mountains or changing the way we tackle social concerns.

>> Get the story



Three experts, two mandates, one firm

Every success we have is only made possible by working together.

>> Learn more



Enhancing services for smaller enterprises

Running a business isn't for the faint-hearted. We're finding ways to make it simpler.

>> Read how

Innovative finance



The science of listening

The success of Global Wealth Management is tied to how we listen.

>> Read more



What sustainable investing means in 2019

Hint: it's not the same as a few years ago.

>> Get the facts



The UBS future workshop is growing

And we plan to keep cultivating it.

>> Why and how



Smart data, smart solutions

Innovative ways of navigating the ocean of data.

>> How it works



What we stand for

We constantly evolve in response to new challenges, but we have strategic clarity and consistency.

>>Read the interview

Our firm


UBS

Individuals around the world look to UBS to provide them with the advice, expertise and opportunities they need to grow their wealth. Learn how we do it.

>> Read more

Our year in numbers


2018

In 2018, we met many milestones and continued to demonstrate the strength of our diversified business model. See our year in numbers, including financial performance, workforce statistics and UBS Optimus Foundation updates.

>> Key figures



Our three keys to success

We have a unique culture, and it's a winning one. Sustainability thrives on consistency, and how we accomplish our goals is as important as what we achieve. The specific behavior expectations we integrate into our business and HR practices are our three keys to success. Collaboration is one of them. Find out how collaboration helps us and our clients.

>> Interview with Lambda Li
>> Interview with René Zwicky
>> Interview with Sophia Chin



What we stand for

Building on your positive feedback from last year, our shareholder letter this year again answers a series of questions that we are regularly asked by different stakeholders of the bank.

>> Read the interview



Our governing boards

The Board of Directors (BoD) has ultimate responsibility for the success of the Group and for delivering sustainable shareholder value. The Group Executive Board (GEB), under the leadership of the Group Chief Executive Officer, has executive management responsibility for the steering of the Group and its business.

>> More about the BOD
>> More about the GEB



How we manage the firm

UBS's corporate governance principles are geared towards sustainable growth and protecting the interests of shareholders.

>> Find out more here.

Find out more



Find out more

Get to know us more by exploring our other content areas.

>> Learn more

Our year's highlights


January
February
March
April
May
June
July
August

One million downloads
(January 2018)
Eleven years after we introduced our e-banking via mobile devices, the UBS Mobile Banking app hit one million downloads.

UBS promotes LGBT rights
(January 2018)
We launched the InsightShares LGBT Employment Equality ETF. The exchange-traded fund will invest in companies that promote corporate equality for all employees in the workplace and will track an index based on a Human Rights Campaign Foundation.

>> Investing for equality

Asset Management New Horizons event
(February 2018)
Thought leaders shared insights on Sustainable and Impact Investing themes at the inaugural Asset Management New Horizons event. The idea behind this new series of events is to bring together perspectives from UBS experts, academia and external Fintech start-ups to address one of three themes: client needs, investment strategies or new technologies.

Global integration
(February 2018)
We integrated our Wealth Management and Wealth Management Americas to create a single business division called Global Wealth Management. In our first year of combined operations, we reached a decade-high profit before tax driven by record results in net interest and recurring net fee income.

Voted best in business – again
(February 2018)
We were named number one globally for Best Private Banking Services Overall in the 2018 Euromoney Private Banking and Wealth Management Survey. We also claimed the top spot in other categories, including best private banking services in Western Europe and Asia, best bank for cash management in Switzerland and best firm for international clients, both globally and in the United States.

Sovereign Investment Circle
(March 2018)
Held in Singapore by our Asset Management, the meeting was for high-level executives from sovereign institutions, focusing on the future investment landscape. Topics included digitalization, competitiveness, sustainability, long-term investing and dealing with economic uncertainty.

UBS Kids Cup
(April 2018)
This year more than 163,000 children took part in the UBS Kids Cup. We are not only a sponsor, but hundreds of UBS employees support the event as volunteers. Without them it would be impossible to carry out all the different contests. Many up-and-coming athletic talents in Switzerland, like Yasmin Giger, have had their first successes at the UBS Kids Cup.

>> Learn more

Zurich Marathon
(April 2018)
On 22 April, more than 108 UBS teams started at the Zurich marathon. They collected donations for a UBS Optimus Foundation project. The more than CHF 37,000 raised allowed the project "We Care Solar" to finance eleven solar suitcases that will help to save lives in developing countries where clinics don't have continuous electricity supply.

Best asset manager in China

(April 2018)

Our Asset Management was ranked best-performing foreign asset manager in China in the Z-Ben Advisors China report. The evaluation of 100 investment companies placed us in front of J.P. Morgan. The Chinese market is expected to provide the single-largest growth opportunity for asset managers globally.

UBS Philanthropy Conference

(May 2018)

Over 400 eminent philanthropists, business families, social entrepreneurs and impact investors gathered for the 2018 UBS Philanthropy Conference in Hangzhou and Singapore. A malaria eradication program in Southeast Asia and the UBS Optimus Foundation's China Representative Office were announced.

Swiss Economic Forum

(June 2018)

At the 20th edition of the Swiss Economic Forum, 1,350 decision makers from business, science and politics discussed new ideas. We are a premium partner of Switzerland's leading economic conference and hosted a breakout session.

Relocation of the Digital Factory

(July 2018)

Moving all teams under one roof by the spring of 2019 will promote cooperation, creativity and efficiency. Since its establishment in March 2017, the Digital Factory has been growing continuously at its provisional location at Paradeplatz but will be moving into a new building in Zurich, which will create additional capacity for further development.

>> *What's our Digital Factory?*

Third-biggest internet IPO ever

(July 2018)

We played a key role in the e-commerce initial public offering (IPO) for Chinese website Pinduoduo. This generated a transaction value of USD 4.2 billion, making the deal the world's third-largest internet IPO in history.

A+ in sustainability

(August 2018)

Our Asset Management retained an A+ in the areas of property and infrastructure and achieved an A+ in strategy and governance in the United Nations Principles for Responsible Investment (UNPRI) sustainable investment ratings.

>> *More on sustainable investing*

Concept Space+ in Fribourg

(September 2018)

With Concept Space+, we are introducing a new and surprising way of approaching young people. Concept Space+ in Fribourg is an area where people can brainstorm and work, culture can develop and students and freelancers can share ideas. Events, talks and workshops are held on selected evenings.

>> *Learn more*

UBS Digital Business

(September 2018)

We now offer smaller corporate clients a single-source digital solution for their needs. Thanks to the user-friendly Mobile Banking app, information can even be accessed when on the move, and payment orders issued and approved.

>> *Read the interview* *with Alain Conte, head of Corporate and Institutional Clients*

The 3000th employee in India and a second office in Pune

(October 2018)

October 2018 marked many milestones for our presence in India. Three years after opening the first business solutions center (BSC) in Pune, we recruited the 3,000th full-time employee in India, while also opening a second office there. Additionally we have more than 11,000 contractors and FTEs based in India. Our Pune UBS-BSC focuses on technology and HR service practice while Mumbai attracts talent with strong financial market backgrounds.

Most powerful in finance

(October 2018)

American Banker honored three UBS executives for their professional achievements and philanthropic endeavors. Rosemary Berkery received a Lifetime Achievement Award, Suni Harford was No. 14 on Most Powerful Women in Finance and Paula Polito was No. 20.

Investor Update in London

(October 2018)

We presented an update for investors at a special event in London, wherein we reaffirmed our strategy and ambition and outlined plans for profit growth.

>> More details

Swiss National Education Prize

(November 2018)

We received the annual Swiss National Education Prize from the Hans Huber Stiftung and Stiftung FH Schweiz – two foundations whose mission is grounded in promoting the importance of vocational educations. We will donate the CHF 20,000 prize money to our community partner Schweizer Jugend forscht (SJF), a foundation that motivates innovation and curiosity through a national research competition.

Reopening our headquarters

(December 2018)

After three years of renovations, our global headquarters in Zurich has reopened for business. Renovated carefully, true to history and the latest sustainability standards, it houses state-of-the-art technology as well as artwork from the UBS collection.

>> See our headquarters

First 51% majority in China securities joint venture

(December 2018)

We became the first foreign bank to increase our stake to gain majority control of a securities joint venture in China. Following a change in legislation, UBS Group's stake in UBS Securities rose from 24.99% to 51%. Since establishing our onshore presence in China in 1989, we have been on the forefront of foreign investment in China. This underlines our long-term commitment to this market.

Award for index funds and ETFs

(November 2018)

Strong asset gathering in our Asset Management led us to win Financial News' Asset Management Awards Europe for Index Funds / ETF Provider of the Year, reflecting our development of an innovative and differentiated suite of offerings.

10th Retirement Forum

(November 2018)

We hosted the 10th Retirement Forum focused on the Gender Wealth Gap – addressing the fact that the average women is less well off than the average man when it comes to retirement. Many different ways for women to narrow this gap or to close it altogether were discussed.

>> Learn more

Prix Sommet

(December 2018)

The 33rd edition of the UBS "Prix Sommet" innovation award focused on companies that are experiencing disruption, i.e. companies whose business model is in danger in the face of various innovations, such as new technologies. Three such companies were identified and receive expert support for a year. More than 1000 guests as well as our CEO Sergio Ermotti were present at the launch event.

Speaking about the unspeakable

Some stories are difficult to hear. But just because a story causes discomfort doesn't mean it shouldn't be addressed. This is why we teamed up with law enforcement, local school districts, Nonprofits and philanthropic investors to start a conversation about the reality and danger of human trafficking and find a way to act.

Zoe was a college freshman when she was approached by a well-dressed woman asking if she had ever considered modeling. It seemed legitimate – with professionals and what appeared to be a studio. She posed for some pictures in tennis apparel and afterwards the individuals asked her to fill out paperwork with her social security number, parents' names, home address and social media accounts – noting they wanted to be able to celebrate her if she was selected. They paid her for the pictures and told her what a great model she was. Zoe felt valued. She asked if she could come back. However, the next photo shoot was far different. When she returned from changing clothes for the pictures, the well-dressed woman had been replaced by a large man who forced her to perform sexual acts. From that point forward, they had photos and videos as a means to blackmail her, threatening even to share the images on social media with everyone in her life. Feeling embarrassed and isolated, and fearing for her life, she continued to do as instructed. Over the course of months, this escalated to her being forced to meet with men in motels. Despite her attempts to maintain some degree of normalcy in her daily life, she was falling into a violent underworld.

Zoe was older than most victims of sex trafficking (the average age is 16[1]), but her story exemplifies how trafficking can start and escalate, particularly in the era of social media, in unimaginable ways. The earlier children and their caretakers are made aware of the dangers, the better we can shape an instinctive response to risks. Most organizations working to stop trafficking focus on addressing immediate concerns like prosecution, rescue and rehabilitation. And with so many victims of human trafficking (40 million worldwide, 10 million of whom are children[2]), this work is of vital importance. But if we can educate people about what trafficking looks like and how it develops, maybe we can help more by preventing it from happening in the first place.

San Diego is one of the top 13 high-intensity child prostitution counties in the United States.[3] But when, in 2016, a client approached Chris Marsh, UBS market head, explaining the issue, he was shocked. "I had no idea of the scope of what was going on in our backyards or how social media had changed the way predators were targeting victims and using various forms of leverage to draw them in," explained Chris. "This is truly a modern-day form of slavery."

The client was determined to do something to help prevent trafficking. And she wasn't the only one.
Chris and a team started meeting others: experts at the UBS Optimus Foundation (UBS-OF), philanthropists, local nonprofit organizations, government and school officials – a broad group wanted to do more to help. "It was amazing," said Chris, "the range of people coming out of the woodwork, eager to invest in any way we could to make an impact."

"UBS-OF worked with subject matter experts and university researchers to teach the community about the issue and understand the data well enough to inform a local approach. The San Diego County District Attorney's Office helped us understand the supply-and-demand aspects of this underground economy, and design a prevention program. Nonprofits came together to share expertise and figure out how they could accomplish more by working in

[1] National Institute of Justice, "Gangs and Sex Trafficking in San Diego," 20 September 2016: http://nij.gov/topics/crime/human-trafficking/pages/gangs-sex-trafficking-in-san-diego.aspx

[2] International Labour Organization, "Global Estimates of Modern Slavery": http://www.ilo.org/global/publications/books/WCMS_575479/lang--en/index.htm

[3] The Federal Bureau of Investigation's Efforts to Combat Crimes Against Children, "Chapter 4: Non-Cyber Sexual Exploitation of Children": https://oig.justice.gov/reports/FBI/a0908/chapter4.htm

unison. Private philanthropists offered resources, not just financial support, and helped develop a strategic plan to span all 753 public schools in the county, educating students to better protect themselves and their peers," explained Chris. "So many people made this possible."

Fast forward to December 2018 when, after numerous meetings with the District Attorney's Office, local school districts, nonprofits and philanthropic supporters, a public-private partnership called the San Diego Trafficking Prevention Collective was officially launched with the UBS-OF, UBS clients and leaders across the community. The collective is comprised of three educational programs – PROTECT, kNOw MORE and Project ROOTS – delivered by nonprofit organizations including 3Strands Global Foundation, Point Loma Nazarene University, and Project Concern International (PCI). Each focuses on educating children, their families and teachers about the risks of human trafficking. Through after-school mentoring, in-class school trainings and a rather unique approach of interactive drama workshops, the collective aims to reach 345,000 San Diego students.

With the investment of two dozen philanthropists, the UBS-OF, UBS colleagues and organizations like BlackRock, USD 3 million was raised to fund the collective's business plan, which will play out over the next three years. The UBS-OF is co-investing 20 percent of each client's contribution as well as managing the engagement with detailed measurement and evaluation of impact metrics.

Many people hadn't considered that a wealth management firm could be a key instrument for addressing the issue of human trafficking. Most also hadn't considered that the collective could become bigger than San Diego. But today, the San Diego Trafficking Prevention Collective offers a model for other communities, showing how financial institutions, private investors, school districts, governmental officials and local organizations can come together to make a lasting, positive difference in addressing human trafficking.

>> Learn more about how the Collective started in our interview with Chris.

>> See how UBS supports numerous philanthropic projects

>> The San Diego Trafficking Prevention Collective supports United Nations' Sustainable Development Goal 16. See how UBS supports other UN SDGs

More spotlight stories:

"I had no idea of the scope of what was going on in our backyards or how social media had changed the way predators were targeting victims."

Chris Marsh,
UBS market head,
Southern California

UBS Optimus Foundation in 2018


200
worth USD 215 million,
across 40 countries
2.8
children reached
81.8
in approved grants
66.6
donations raised



Chris Marsh, market head, UBS, first learned about the severity of human trafficking in San Diego from a client in 2016.

Debunking the myths

Human trafficking isn't a significant problem in the United States.
The National Human Trafficking Hotline receives an average of 150 cases per day and an estimated 100,000 – 300,000 children are vulnerable to being trafficked in the United States[4]. The FBI ranks San Diego as one of the nation's top 13 high-intensity child prostitution counties.[5] In San Diego, sex trafficking produces an estimated USD 810 million annually.[6]

Trafficking only happens in low-income areas.
In a study of 20 San Diego County High Schools, spread across counties and income areas, staff from every school confirmed that trafficking recruitment of their students is taking place.[7] Traffickers use social media, public internet platforms and family members or friends to access their victims.

Most children are trafficked outside of the US and then brought across the border.
In San Diego, 80 percent of sex trafficking victims were born in the US[8] and the average age of entry into sex trafficking is 16 years old.[9] Children in the foster system, LGBTQ youth, runaways and children with histories of domestic or vulnerable abuse are at greater risk.

[4] The Facts, 2016, Polaris, http://polarisproject.org/human-trafficking/facts

[5] The Federal Bureau of Investigation's Efforts to Combat Crimes Against Children, "Chapter 4: Non-Cyber Sexual Exploitation of Children," https://oig.justice.gov/reports/FBI/a0908/chapter4.htm

[6] https://nij.gov/topics/crime/human-trafficking/pages/gangs-sex-trafficking-in-san-diego.aspx

[7] https://www.ncjrs.gov/pdffiles1/nij/grants/249857.pdf

[8] U.S. Department of State. (2013). Trafficking in persons report 2013. Washington, DC: Author. Available at http://www.state.gov/j/tip/rls/tiprpt/2013/

[9] National Institute of Justice, "Gangs and Sex Trafficking in San Diego" September 20, 2016, from NIJ.gov: http://nij.gov/topics/crime/human-trafficking/pages/gangs-sex-trafficking-in-san-diego.aspx









From left to right: **Bianca Morales-Egan**, technical advisor on human traf-ficking and gender equity, Project Concern In-ternational (PCI); **Chris Marsh**, market head, UBS; **Uli Heine**, director of development, PCI.



Point Loma Nazarene University's Center for Justice & Reconciliation



Mary-Ellen Barrett, Deputy District Attorney, San Diego District Attorney's Office





"We help our clients navigate the firm"

Emily Jolliffe, from our Investment Bank, takes us through her typical work day, showing how she and her team give clients access to innovative solutions ranging from market and insight tools to trading strategies and execution.

In 2018, our Investment Bank (IB) increased its adjusted operating profit before tax by 21 percent on a year-on-year basis. Some of the world's most respected corporations, institutions, governments and wealth managers work with us. The reason for this is how we work with our clients.

Together with seven colleagues from a wide range of professional and academic backgrounds, Emily Jolliffe works in the European Prime Brokerage Sales team, which is part of Global Financing Services within the Global Equities division of the IB.

From biomedical science to a career in finance
She joined the graduate training program in 2015 and has been with the bank for just over four years. Prior to working at UBS, Emily studied biomedical science at University College London (UCL). After three years at UCL, she was ready to pursue a new challenge in a different industry. She found that the analytical thinking skills she had developed while studying biomedical science were transferrable, and could prove useful in a career in finance.

Her walk to work is only 20 minutes and she arrives at the office just before 8 a.m.

The European Prime Brokerage Sales team facilitates financing services for hedge funds, providing the platform, infrastructure and core operational services to our hedge fund client base to allow clients to carry out their investment objectives in an efficient manner. As a prime broker, the team also connects clients with various teams across the Equities business, including the execution desks and Equity Capital Markets, as well as UBS Asset Management and Global Wealth Management.

Networking in and outside of UBS
"I love my job because I get to interact with a broad range of people, both internally and externally," Emily says and adds: "We're expected to have a broad internal network so we can help our clients navigate the firm, and showcase the best UBS has to offer. While the role and business is very technical, I also get a significant amount of client exposure."

Normally she lunches at her desk, unless she is out seeing a client. When she gets the chance, she heads to a spin class in the 5 Broadgate gym, in our London office. "Sports help me refocus for an afternoon of work," she says.

On the origination side, Emily's team is responsible for researching new hedge fund launches and pitching to established managers looking for additional providers. The team supports a variety of hedge funds across different strategies, including equity long / short funds, quant funds, event-driven and macro funds.

She leaves work around 7 p.m. and makes her way home through the same city where she studied and began building her career. And, yes, if you're curious, she still reads the occasional science journal.

"I love my job because I get to interact with a broad range of people."

Emily Jolliffe,
European Prime
Brokerage Sales, IB



The return to Bahnhofstrasse 45

Good things are worth waiting for. That certainly applies to the complete refurbishment of our headquarters in the center of Zurich. The renovation project took three years.

"The reopening of our headquarters on 3 December 2018 was a very special day – not just for everyone involved in this complex building project but also for those of us who are going to have the pleasure of working in the building again," says the branch manager at Bahnhofstrasse 45, Fritz Kunz, looking happily around the venerable main hall, together with Alexa Oggier, who has been in charge of the team of cashiers for over 20 years. This monumental space with its listed façade has now been restored to its 1917 glory. It's far more than just a piece of UBS history – the impressive building symbolizes the legacy and tradition of Swiss banking and now embodies not just solidity but also openness and transparency.

Open for all ...

Despite the tight restrictions on creative freedom, the architects succeeded in opening up the building, making it lighter and more accessible. The symbiosis of old and new, functionality and grandeur, reflects the continuity and innovative spirit that characterize our firm. The upper stories in particular have a very progressive feel. They have been completely rebuilt with functionality in mind. So our headquarters are now ready for the future in every way. Alexa Oggier points out that the bank's business operations continued unrestricted throughout the entire refurbishment. Fritz Kunz highlights some other advantages of the new building, "Now all the business areas and all the services of our universal bank are represented here at headquarters, which makes it much easier for the 650 staff here to work together." The group management team also benefits from shorter distances, as all their vital decisions with a global impact can be made here, under the same roof.

... and an award-winning example of sustainable building

Clients entering the main lobby will now be welcomed with a giant installation by Swiss artist John Armleder. It represents our long-standing involvement in the art world, and the UBS art collection as a whole. We are committed to displaying more art in the refurbished building.

We not only engage in art and culture, but also have an ambitious strategy for supporting activities in fields such as the environment, education and other areas of society. In line with our high sustainability standards, during the refurbishment of the headquarters building great care was taken to use all resources respectfully. Environmentally-friendly building materials were selected that were low in pollutants. Thanks to better insulation and building technology, energy consumption has been reduced by about 30 percent "That's why our headquarters building has been awarded the internationally renowned Platinum LEED certification for sustainability," adds Fritz Kunz excitedly.

>> Find out more about our headquarter at ubs.com/headquarters



The UBS headquarters was completely renovated. We have pursued an environmental strategy that aims to certify the building to LEED Platinum, the highest certification level among the international standard for sustainable, eco-friendly and resource-conserving construction.





Welcome to the refurbished historic counter area constructed in 1917 which is now bathed in bright, warm light.



Everything behind the solid old walls of the building at Bahnhofstrasse 45 seems – 101 years after it was first constructed – to be much brighter, clearer and altogether more attractive.



More spotlight stories:

One size doesn't fit all

Swiss small and medium-sized enterprises are gearing up for immense change. By 2021, succession solutions will need to be found for 75,000 companies, employing a total of 400,000 people. To ensure smooth handovers, our experts take a bespoke approach, as shown by the story of tour company owner Twerenbold.

In December 2015, the tour company owner Werner Twerenbold suffered a fatal accident. It was an immense shock for Werner's son, Karim Twerenbold, as well as for the company's workforce. Fortunately, Werner was forward thinking and, in the years before, had made a contingency plan for succession. He had been gradually handing over the management of the business to Karim, who represents the fourth generation of Twerenbolds. Karim had been helping out on various fronts since he was a small child – from cleaning the coaches to writing the itineraries. And, after completing his studies in business administration, his father began putting him in charge of major projects such as supervising the two-year construction of a luxury river cruise ship. In this way, Karim was prepared to take over the reins of the business. Of course, processing and coming to terms with the loss of his father and mentor was something for which he could not be prepared.

Not just preserving legacy but building on it
Exemplary as this gradual handing over of the reins may have been, the environment was and is very challenging in light of market trends such as cheap long-distance buses and digitalization. Karim Twerenbold has clear targets – "We want to grow, but not at any price. To me, being financially independent is just as important. This is why we're going to reinvest our profit instead of siphoning it off." His motto is "innovation based on tradition."

He is supported by his UBS corporate client advisor Andreas Linder, who finds the best and most effective way to provide Karim with tailored expertise from specialists at UBS on the current economic situation, forms of financing and stock markets. "In our client relationships, we see ourselves as a partner who watches over the long-term development of a company as a whole. Being able to talk to each other when we need to is essential," explains Andreas Linder.

This is important to Karim because he likes to be cautious when making decisions. Farsighted, he has planned the organization of the company in the event that anything should happen to him. "Like my father, I'm not primarily concerned with keeping the company in the family but rather with preserving the company itself and its values," he says.

Experts with a wealth of valuable experience
Even though there will be a considerable increase in the number of company handovers in the coming years, systematic succession planning as seen with the Twerenbolds is certainly not the rule, reports Andreas Linder.

Many business owners find it hard to think about succession, not least for emotional, financial and legal reasons. In practice, a successful handover of a company can take quite a long time because, in addition to the owner, generally the family and business also have to be made ready for the transition. It's crucial not only to decide between the various kinds of family or non-family succession arrangements, but also to achieve the best possible sales price, or to pass on the company's values. When it comes to these kinds of preparatory and decision-making processes, help and advice are available from external fiduciaries and UBS corporate client advisors, as well as from our specialists in corporate finance, wealth planning and wealth management. With their extensive experience drawn from numerous succession situations, they can devise bespoke solutions that cater to all aspects, for the long term. Every succession situation is unique, so a one-size-fits-all solution simply will not do.

+150%

corporate client onboarding supported by video identification in 2018

"In our client relationships, we see ourselves as a partner who watches over the long-term development of a company as a whole."

Andreas Linder,
UBS corporate
client advisor

"Like my father, I'm not primarily concerned with keeping the company in the family but rather with preserving the company itself and its values."

Karim Twerenbold,
president of the Board
of Directors of Twerenbold
Reisen Gruppe





2020 will mark 125 years of Twerenbold Reisen Gruppe operation. Ex-pertise from UBS specialists helps them in their business performance.



As president of the Board of Directors of Twerenbold Reisen Gruppe, **Karim Twerenbold** (right) has organized his own successor, despite his young age.



For several years, UBS corporate client advisor **Andreas Linder** (right) has exchanged and discussed future questions and strategy implementation with tour company owner **Karim Twerenbold.**





More stronger together stories:

Three experts, two mandates, one firm

Our strength as an institution relies on the expertise of our people. And together, they can do so much more – from strengthening our portfolio to making the world a little more sustainable.

Ten years ago, being an environmentally conscious investor could be a difficult task. If you didn't want to support certain activities or products, you had one easily accessible option – to not invest in companies known to be involved. Fortunately, the world is changing and so are investors' options. Three UBS experts discuss how partnering together and with clients can yield better results.

James Purcell is head of Sustainable and Impact Investments in our Global Wealth Management (GWM) Chief Investment Office. Christopher Greenwald is head of Sustainable and Impact Investing Research in Asset Management. Martin Tobler is head of Client Investment Specialists for Ultra High Net Worth Discretionary within GWM Investment Platforms and Solutions.

What this means is that they each have different ways of looking at a challenge – James designs private clients' portfolios and methodologies for sustainable and impact investing, Christopher focuses on the integration of sustainability in portfolios for institutional clients, and Martin tailors discretionary investment solutions based on clients' needs and investment guidelines. Separately, each is an expert in his field. Together, they are able to do much more.

"A Global Family Office client approached us with very specific exclusion criteria for sustainable investments," recalls Martin. "However, such exclusions are difficult to guarantee when using third-party funds because the strategy of each fund manager may not align perfectly with each individual client's request." James explains further that while adopting an exclusionary approach is a good way to align values to a portfolio, "It's not so useful if you want to change the world around you because merely excluding companies won't change their behavior."

Owning shares, however, and using this influence to engage with management, collaboratively helping to improve practices, grow business, and attract new shareholders and clients – this will ensure investments have more impact. So instead of exclusion, they discussed with the client the value of an engagement approach.

"We encourage companies to improve on material sustainability factors that have positive impacts on the environment, society and companies' bottom lines," says Christopher. "By designing a strategic engagement strategy aligned with the investment goals, we can demonstrate both financial and sustainability impacts and thereby the additional benefits of active investments in public equities."

The client wanted to know more about fund activity so James and Martin prepared material showing some of the projects that the World Bank was actively involved in, which included the allocation of World Bank bonds as well as some of the newly issued green bond projects that were reducing water usage and CO2 emissions.

"This offering would not have been possible two or three years ago," comments James. "Because some of the financial market elements such as green bonds would not actually have had the depth of liquidity to make this possible."

In the end, the client, realizing the sustainability potential, was interested in the type of engagement suggested. Not only were two mandates opened (more than originally intended), but the deep client dialogue helped make the entire UBS offering better as understanding this client's needs translated into improvements to the way we communicate after any client invests in an sustainable investing mandate.

This case is just one example of how cross-divisional collaboration works across our firm. For every success we have, there are hundreds of people behind it who make it possible. Sustainable investment is no different. Global Wealth Management (James and Martin) works with clients to understand their needs and how those needs can best be delivered given the current market state and available offering. Asset Management (Christopher) supplies client

products and creates bespoke products based on Global Wealth Management requests. Additionally, we work with external organizations like the World Bank, Hermes and BlackRock to ensure we can deliver the best possible offering.

Wealth Management Online
Wealth Management Online is a digital offering for clients with a UBS investment solution, fully integrated in UBS Mobile Banking and available for desktop and mobile devices. The content is tailored to clients' underlying investment solutions. Clients benefit from up-to-date portfolio-quality information and notification thereof, and direct execution of investment proposals to optimize the portfolio quality. The hybrid servicing model offers the possibility to involve the client advisor for further advice at any stage.

UBS Wealth Management Americas app
Our wealth management clients in the Americas can now benefit from an innovative banking app that allows them to set personalized and tailored investment and savings goals. The app also features the option to receive portfolio diagnostics and tailored investment proposals as well as personal financial advisor support. This all serves to facilitate the achievement of the set objectives. In addition, financial advisors can leverage social media to engage with clients and prospects in a more meaningful and differentiating way.













From left: **Martin Tobler**, head of Client Investment Specialists for Ultra High Net Worth Discretionary, Investment Platforms and Solutions (IPS); **James Purcell**, head of Sustainable and Impact Investments, Chief Investment Office; **Christopher Greenwald**, head of Sustainable and Impact Investing Research, Asset Management

More stronger together stories:

The four words that started a movement

We partner with clients to turn philanthropic ideas into reality. Chris Marsh walks us through how one client conversation led to a world of change in how human trafficking is addressed in San Diego.

"I need your help". These were the first words with which a client approached Chris Marsh, a UBS market head in Southern California, after a 2016 symposium hosted by UBS Family Advisory titled, "Passion. Purpose. Legacy." The client's family meeting had recently discussed the serious risks human trafficking poses to the San Diego area – it's one of the highest-intensity counties for child prostitution in the United States. The client wanted to do something transformative to really make a difference, beyond funding existing efforts.

"What we learned was shocking," said Chris. "I had no idea the scope of human trafficking going on in our own backyards. And we were unaware how it was evolving and worsening due to modern technology."

This 2016 conversation was the first spark. And what happened after was an alliance almost magical in telling. "So many people came forward wanting to help in any way they could to make an impact," Chris described.

"Clients who wanted to engage philanthropically, subject matter experts, nonprofit leaders, colleagues from the UBS Optimus Foundation (UBS-OF), the San Diego County District Attorney's Office, leaders of public schools, and more – passionate people committed to changing the status quo."

In 2018, all these passionate people came together to form the San Diego Trafficking Prevention Collective, which educates youths and their caretakers about what human trafficking looks like and how to stop it. Chris takes us through how it happened.

How did one client conversation lead to USD 3 million in prefunding and a Collective involving 753 San Diego schools?

It started, and will always start, with understanding – listening and connecting with clients on a deeper level than just where they write checks. One client approached me saying they wanted to do something about this issue, but was unconvinced of the best approach based on existing options. But our firm and the UBS-OF have the ability and global network of connections necessary to connect different facets of a community and make our clients philanthropic needs possible. Once we got the conversations started, we found out that there were many people from many different fields and backgrounds who were invested in the issue and eager to drive change.

Who were the key players in making the Collective happen?

The UBS-OF, the district attorney's office, subject matter experts, local NGOs, philanthropists and community leaders – just to name a few. When we were looking for nonprofits that could help, we listened to our experts and surveyed organizations nationally and globally with a mindset for finding a complementary fit of programs and thinking. What was truly exceptional though was how this group came together in cohesion. Most nonprofits, for example, have difficulty uniting with one objective. But when forming the Collective, three nonprofits brought together three different programs – PROTECT, kNOw More and Project Roots. Instead of competing against one another, this group worked to share content with each other, develop shared protocols for the community to handle sensitive situations when they arose, and even commit to shared outcomes. How often does that happen?

What do you see as the future of the San Diego Trafficking Prevention Collective?

What has surprised a lot of people is what this Collective approach offers beyond San Diego. The model this community is developing – bringing nonprofits together, working in collaboration as a public-private partnership, philanthropists investing time, talent, and treasure to make an impact – this can serve as a recipe for other communities. We have one member of the collective capturing learnings on a weekly basis of both what goes

well and what does not, so we can share these ingredients with other cities focused on prevention.

When it comes to the San Diego community itself, the Collective has already made great strides, training over 1000 educators. We aim to reach over 345,000 San Diego students in the next three years. And we see this expanding to include more schools, after-school programs, interactive drama workshops and public outreach. All with a mindset of creating measurable impact at three levels – student, school and community-wide. I'll leave you with the words of one San Diego public school teacher, who, after attending a workshop that informed educators about what human trafficking can look like, stated: "It shatters me to think about what I might have otherwise missed."

[1] The Federal Bureau of Investigation's Efforts to Combat Crimes Against Children, "Chapter 4: Non-Cyber Sexual Exploitation of Children," https://oig.justice.gov/reports/FBI/a0908/chapter4.htm.

Transcription of movie

Annual Review 2018
Stronger together

- 40 million people
- 29 million women
- 10 million children
- These are the victims of human trafficking. And while you may not see it taking place, trafficking poses a very real threat.
- Here in San Diego, the problem is bigger than most people know. Over 3,500 children and adults are trafficked every year.
- 80% of those trafficked, as we interviewed them, were born here, trafficked here by people who were born here and trafficked them here. The average age of entry to being commercially exploited for sex is 16 years old.
- Social media has also changed the way people are being trafficked. Making it easier to target the most vulnerable and making it more difficult for victims to come forward.
- But if we can work together
- And teach people about trafficking earlier,
- maybe we can prevent it from happening in the first place.
- Together with schools
- and local NGOs
- and philanthropists
- and researchers
- and state institutions.
- We can take back our communities.
- We've done a lot of research on where we can make the deepest impact, on who needs to be involved and how to make that happen.
- We work to identify and connect those who want to help, creating a network of philanthropists.
- We rally government support to ensure prevention programs are integrated at all levels.
- We design in-school and out-of-school programs to teach children, their caretakers and general populations in the most effective way.
- We aim to reach 345,000 students in the next three years, in San Diego County.
- Together we have the power to change the statistics. To say no more
- no more recruiting students
- no more injustice
- no more women and no more children
- no more victims
- This stops today. And it stops with us.



From left to right: **Bianca Morales-Egan**, technical advisor on human trafficking and gender equity, Project Concern International (PCI); **Chris Marsh**, market head, UBS; **Uli Heine**, director of development, PCI.





From left: **Catherine Schrock**, Program Director, kNOw MORE!; **Jamie Gates**, Ph.D., cultural anthropologist and director of Point Loma Nazarene Universityís Center for Justice & Reconciliation; **Bianca Morales-Egan**, technical advisor on human trafficking and gender equity, PCI; **Don Buchheit**, assis-tant superintendent, San Diego County Office of Education; **Chris Marsh**, market head, UBS

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Enhancing services for smaller enterprises

With UBS Digital Business we offer small and micro-enterprises a bundle of practical digital solutions – be it for payment transactions, digital banking or liquidity planning. Alain Conte, head of Corporate & Institutional Clients Switzerland, tells more about it.

Why is UBS enhancing its services for small and medium-sized enterprises (SMEs)?
As the leading bank for Swiss companies, we know what they need when it comes to financial and business concerns. With this expertise, and our easy and efficient digital solutions to meet everyday needs, we want to position ourselves better to serve the approximately 520,000 companies that have fewer than ten employees.

How exactly do you intend to achieve that?
In 2018, we launched a new package of digital solutions for businesses. It brings together all our SME-specific services such as online onboarding, which has helped us simplify the account-opening process greatly.

Are there any other SME-specific innovations?
A whole series of them. For example, businesspeople can add an integrated accounting tool to their e-banking, which prepares invoices and generates automatic payment reminders for customers. They can use their smartphones to confirm payments securely and activate them in real time. The package also includes our online credit service for SMEs, which allows clients to apply for credit of up to CHF 500,000 in 15 minutes. The Liquidity Cockpit is a tool that categorizes income and expenditure to show a company's liquidity over the next few months. Retailers can also benefit from the handy Terminal SumUp, which enables them to accept card payments directly at the point of sale, even without a cash register system. And, of course, we are constantly expanding our broad range of digital applications.

Is this commitment to small businesses confined to digitalization?
By no means. As a customer of our bank, you have access to the entire UBS network and can enjoy many benefits such as information from our Chief Investment Office, which analyzes market trends in Switzerland and abroad. This can give SMEs valuable tips for developing their businesses. Through our Private Investor Circle, we can also put companies in contact with potential investors or – in the context of succession planning – with potential buyers from among our clientele. In both these areas, we have proved ourselves in recent years to be a reliable and trustworthy partner for our clients.

Becoming the no. 1 bank for small companies
Nearly all of Switzerland's 200 biggest companies have a business relationship with UBS. Among medium-sized companies, the same is true for about half of them, while among small companies it's one in four. That makes UBS the country's leading bank for business. Furthermore, nearly 60 percent of all Swiss pension funds work with UBS.

We would like to extend our lead in Switzerland even more, and that's why we're investing in the future. The UBS Digital Factory works in Switzerland on solutions to make banking even easier for small and medium-sized enterprises (SMEs).

Digital Business
Through our new Digital Business, we're improving our products and services for corporate clients in order to offer them a first-class combination of the latest technology and personalized advice. Digital Business is an integrated corporate portal, offering Swiss small and medium-sized entities tailored banking packages consisting of up to 20 modular digital solutions covering online and mobile banking, payment transactions and liquidity and credit planning.



Alain Conte, head of Corporate & Institutional Clients Switzerland, explains how small and medium-sized enterprises can benefit from the new digital solutions we offer.

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What sustainable investing means in 2019

Sustainable investing has moved firmly into the mainstream. No longer a niche add-on, it's now an integral part of what we do. And it's redefining the way we think about investing overall.

Industries that are developing solutions to sustainability challenges are expected to be the fastest growing in the coming years. And companies exposed to these industries have greater growth potential. Companies with superior labor practices will have increased productivity, and be less prone to labor strife. Companies that follow governance best practice will likely be better and more sustainably managed, and less likely to experience corruption. All these factors affect the way we invest, and over time they will impact corporate performance.

Sustainable investing (SI) changes the way investors think about the companies they invest in. It provides them with a new kind of transparency into their investments, one which comes from material investment information, derived from a set of criteria, most commonly referred to as ESG, or environmental, social and governance.

"I must say, a couple of years ago, I was a skeptic. It was hard to find an investor who would pay up for a green bond, for example," says Suni Harford, head of Investments, UBS Asset Management. "But I'm in a different seat now and it's a very different world. We now have the data and technology necessary to facilitate a really robust change in the way that we invest and the impact that investment has."

But it's not just technology or data. Growing client demand has also been an important factor in driving the increasing focus on sustainable investing. While it has been a clear trend with retail investors for a couple of decades or more, for institutional investors it's only in the last five years that SI has become a mainstream activity, as they look to engage with assets that score highly on ESG metrics and have positive impact on society.

And the research backs this up. According to a survey from Responsible Investor, 78% of asset owners consider ESG management to be one of the key issues they look at when choosing an asset manager[1] – a clear demonstration of the extent to which the mainstreaming of ESG has evolved in recent years.

UBS Asset Management (UBS-AM) has seen this trend play out very clearly in its own business. In 2018, ESG-integrated assets under management tripled from over USD 63 billion to over USD 200 billion. This growth is testament to the sheer scale of the work which has been done to develop, refine and propagate our sustainability portfolio. Accomplishing it meant incorporating ESG information into investment research as well as in the mainstream of our offering across all asset classes. And that didn't happen overnight.

Michael Baldinger has been head of Sustainable and Impact Investing within UBS-AM since 2016. He works to establish sustainable investing across the various asset classes. So if anyone can speak to the way in which SI has developed and what the growth drivers have been, it's Michael.

"Most clients have different requirements and needs when it comes to SI," says Michael. "Many times the product they envision or need hasn't existed as an 'off-the-shelf' solution, so we've had to create an SI engine that can be used across the firm to create precisely the offering that the client is looking for."

The next step in this process for AM is collaboration with Global Wealth Management, the Investment Bank and external partners, to develop a comprehensive sustainable investing toolbox that can be used to create solutions that fully address clients' needs.

A key consideration in developing this toolbox has been the United Nations 17 Sustainable Development Goals. Close attention is paid to their objectives to ensure the solutions we offer align with them. Some notable examples of such solutions include:

- A fund that works to quantify the positive impacts of equities on issues like climate change, reduction of pollution and emissions, water scarcity, food security and health care so that companies can reduce carbon-intensive equities over time while gradually increasing holdings in energy-efficient manufacturing and transport, clean energy and green business sectors. [SDG 13: Climate action]
- A medical fund that invests in early-stage cancer treatments, supports academic research and provides better access to cancer care in the developing world

[SDG 3: Good health and well-being]
- An index of 100 companies with strong track records in equal compensation, work-life balance, gender balance and sustainability policies [SDG5: Gender equality]
- Our new offering for innovative notes issued by the World Bank. The notes will provide equity exposure to up to 100 UN Global Compact Signatories selected according to their environmental, social and governance (ESG) ratings from Sustainalytics, a leading global provider of ESG research and ratings.
- Multilateral Development Banks (MDBs) bonds, which gather capital to provide loans for developing nations at favorable interest rates with the aim of improving social and physical infrastructure to facilitate global progress.

"More and more, ESG is becoming integral to driving our client engagements," notes Michael. "It demonstrates the strength of our collaborative efforts across the divisions and our ability to transform our solutions to fit clients' needs."

Finally, developing an offering with strong sustainable investing opportunities is about more than just highlighting organizations that are doing well, and excluding those who don't meet standards. Increased interest in sustainability from our clients can also open unique opportunities. Due to the influence SI now holds in terms of shareholding, we can also help those companies who want to change their policies in order to attract new investment – something we actively do and have already seen results from.

"Our goal at UBS is to be the world's leading sustainable financial institute," says Michael. "And being ahead of the curve, playing a material role in the mainstreaming of this important new approach, this requires a collaborative mind-set – something UBS is supremely well placed to deliver."

[1] Responsible investors, asset owner survey 2015

"More and more, ESG is becoming integral to driving our client engagements."

Michael Baldinger,
head of Sustainable
and Impact Investing, AM











Michael Baldinger (left) has been a head of Sustainable and Impact Investing within UBS Asset Management since 2016



Sustainable investing at UBS


1,110
total sustainable investments (36% of total invested assets)
797
norms-based screening
313
core sustainable investing assets

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The UBS future workshop is growing

In 2018, our Mobile Banking app passed the one-million-download mark. Its success is partly due to the innovative strength of the Digital Factory within UBS, which develops and produces intuitive online applications for private clients and small and mid-sized enterprises.

On a sunny autumn evening, 79-year-old Mr. Müller is attending an information event for clients called "Digital Banking Today" at his local UBS branch in Lausanne. The pensioner already routinely pays all his bills online from home. His grandson taught him how to do that. So why attend the training session? He wants to learn about other online banking functions, he explains. World Money Direct, for example, will enable him to have cash in over 70 currencies delivered to him at home, free of charge, within one or two working days. It will be a useful tool, he's sure, because he often visits his children and their families all over the world.

Older generations also see the benefits

During 2018, training events like the one in Lausanne were also held at other Swiss UBS branches, with specialists teaching a very diverse audience more about online banking. "As the market leader in digital banking in Switzerland, we cater to all generations so that as many of our clients as possible can benefit from the new opportunities," explains Gabriel Lamon, UBS digital expert and wealth management client advisor.

Audiences paid careful attention to instructions on how to perform the most common digital transactions such as making payments, checking account balances and calling up market data on UBS Quotes. But many of the participants were equally interested in more recent applications, such as customer authentication for online shopping using 3-D Secure via the Access app or paying parking charges via UBS TWINT, a mobile payment application for Switzerland. Whether it's a question of opening an online account, having a property valued or simplifying the process of getting a mortgage, all these digital services have two things in common. First, they represent a noticeable improvement for clients and, second, they all come from the Digital Factory – a workshop that is unique in many ways.

Clients help shape the service

At peak times, there can be up to 900 experts at our Digital Factory, drawn from different areas of banking and working in interdisciplinary project teams. The operating model is similar to that of a start-up and is characterized by flexibility and short decision-making paths. "Our ideas are based on findings gained from user trials and on feedback from different stakeholders. When putting the ideas into practice, our main priorities are, first, to make the digital banking experience simple and straightforward for the client and, second, to reach market readiness quickly," explains Ziga Jakhel, business manager of the Digital Factory, summing up their successful work method. Surprisingly, in light of the strong customer focus, the most time-consuming part of product development is integrating the new services into the existing process and IT architecture of an organization as large as ours. We are also making significant investments in digitalization, staff training and modern infrastructure at the Digital Factory. The digital transformation is even reflected in the way the facilities are laid out. There are so-called market squares – team areas with lots of opportunities for interaction and visualization, where experts can put their heads together and discuss how best to solve a problem. Nearby, a number of teams at "workbenches" write software for the solutions. And staff can chat informally or meet clients in the "social heart," while both client advisors and clients can put pilot versions through their paces at "touch-and-try" stands in the testing zone. So what innovations are in the pipeline at the moment? We'll have to wait and see.

Smart data, smart solutions

We're taking what we understand about clients to make trading a whole lot easier for them. Here's how.

In today's digital world, it's easy to feel lost at sea in the growing ocean of data. That's why our Investment Bank is seeking innovative ways to commercialize UBS's data sets in a sustainable, centralized and controlled way.

With an increasing focus on data, corporate clients are casting their nets ever wider for information they can use to identify potential investment opportunities. Yet, the more data you have, the more challenging it is to navigate and assess what's most valuable to you.

Fortunately for our clients, two new initiatives in our Global Equities business can help them identify and analyze the data they need to make the right investment decisions.

When our clients win so do we
"Having recognized us as leaders in trading and innovation, clients are interested in the data that we have. We identified their growing need to access more of our differentiated data systematically," Global Deputy Head of Equities, Jason Barron, explains upon looking back at 2018.

UBS Data Solutions seeks to systematically aggregate information such as our trade ideas, positioning color and price indicators. Previously, this feedback was typically gathered by speaking with the sales coverage team.

"Experts from across the group surveyed and listened to our clients, then designed, developed and piloted the new platforms with customers based in Europe, America and APAC," says Tamera White, Global Head, UBS Data Solutions & Quant Solutions. "Clients told us that we more resemble a data business than a bank, noting our use of cloud delivery and a cross-product approach from the start."

"Another of our ambitions in Global Equities was to process and structure relevant data analytics in order to distribute bespoke offerings on selected products to clients in an automated way," Larry Booker, Head of Data Strategy and Analytics for Global Equities, explains.

"Ultimately, we're using a range of new technologies and data science techniques, combined with human expertise, to make life easier for our clients by identifying their preferences and connecting them with the products that are relevant to them," he says and adds, "The platform allows us to customize client communications, so they receive tailored information about the products that best meet their needs."

Remain on the safe side of the fence
Although data regulation is still in its infancy outside the area of personal data, we know rigorous controls are fundamental to ensuring clients continue to trust that we're using data in a way that is beneficial to them. Our data governance sets out a clear and robust control framework building on pillars including employee education, specific use case approval process, product-specific aggregation and obfuscation rules, client access rights and end-to-end encryption.

UBS Evidence Lab Innovations
UBS Evidence Lab Innovations provides clients with access to insight-ready data sets for a large set of companies and sectors. Experts work across 45 specialized areas to harvest, cleanse and connect billions of data items each month to surface evidence that relates to investment decisions.







Human expertise combined with a range of new technologies and data science techniques make life easier for our clients in identifying the products that are relevant to them.





More innovative finance stories:

The science of listening

In 2018, we developed a fully sustainable investing cross-asset mandate portfolio for private clients. Investment solutions aligned with this asset allocation attracted USD 2.8 billion of investments. What's behind that success? The ability to listen closely to what our clients are telling us and to collaborate across the firm to deliver what they want.

To operate globally, financial institutions need to know about important developments in the world today. And they need to act, strategically and effectively. But it's just as important for us to take the time to stop and listen. Whether it's a client telling us about their lending needs, our colleagues offering market insights or companies speaking about the challenges of sustainability, to succeed in financial services you have to know when to listen.

The Investment Platforms and Solutions (IPS) unit within UBS Global Wealth Management (GWM) is made up of roughly 2,500 people. Wherever our firm operates across the globe, you'll find an IPS team supporting our client-facing units. IPS serves as the link between those who work directly with clients to understand their unique needs and our Chief Investment Office (CIO), where colleagues identify investment opportunities and monitor markets. A critical part of IPS's job is listening and understanding.

Christian Wiesendanger is the head of IPS. Christian has been working in finance for over 20 years. But he's also a physicist. And that's lucky, because if there's anyone that realizes the value of gathering data through observation, it's a scientist.

"It's rare to see so many smart people in one team, and I'm amazed by the intellectual capacity of this firm," says Christian. But all that expertise also brings with it what Christian calls the engineer's curse – "You can create a great product, but if it's not what your clients want, you're not using your resources effectively."

As the largest truly global wealth manager, we at UBS are in the privileged position of being able to bring together some of the best minds in the industry to create solutions our clients want. IPS oversees the offering for our GWM clients, including our flagship investment mandates and investment content, as well as the creation of great trading ideas, banking and wealth planning solutions. Employing its globally-leading investment capabilities, it creates and sources solutions based on the needs of our clients and in line with the financial market insights provided by the CIO.

Last year, we continued to broaden our shelf of sustainable investment solutions, in line with the growing demand that we see among our clients. Sustainability is (for obvious and necessary reasons) at the top of everyone's mind these days. That's why, at the beginning of 2018, GWM launched our 100% fully sustainable investment mandate. This was only possible because Christian's team listens actively. They match the needs and expectations of clients to products that we already have, or identify where gaps exist and develop effective ways to fill them.

Collaboration was crucial to Global Wealth Management's achievements within the sustainable investing program during 2018. "Raising assets on this scale requires a lot of people to work in unison," said Christian. "CIO designs the strategic asset allocations and sustainable methodology. Client advisors reach out to clients and find out what their concerns are. And within IPS, our product specialists offer mandate expertise while our analysts perform the due diligence on the underlying investments."

"It's rare to see so many smart people in one team, and I'm amazed by the intellectual capacity of this firm."

Christian Wiesendanger
Head of IPS

"You can create a great product, but if it's not what your clients want, you're not using your resources effectively."

Christian Wiesendanger
Head of IPS

10,677

client and financial advisors in GWM

No. 1

world's best bank for wealth management Euromoney 2018



Christian Wiesendanger is the head of Investment Platforms and Solutions (IPS) unit within UBS Global Wealth Management (GWM).









More innovative finance stories:

Key figures

Operating income *(USD million)*

2018	30,213
2017	29,622
2016	28,729

Operating expenses *(USD million)*

2018	24,222
2017	24,272
2016	24,519

Operating profit before tax *(USD million)*

2018	5,991
2017	5,351
2016	4,209

Net profit attributable to shareholders *(USD million)*

2018	4,516
2017	969
2016	3,348

Reported return on CET1 capital *(in %)*

2018	13.1
2017	3.0
2016	10.9

Adjusted cost / income ratio *(in %)*

2018	79.5
2017	78.2
2016	80.8

Invested assets *(USD billion)*

2018	3,101
2017	3,262
2016	2,761

Total loss-absorbing capacity *(USD billion)*

2018	83.7
2017	80.3
2016	67.9

Dividend per share *(CHF)*

2018	0.70
2017	0.65
2016	0.60

Sustainable investing at UBS

313 USD billion
core sustainable investing assets

1,110 USD billion
total sustainable investments (36% of total invested assets)

797 USD billion
norms-based screening

UBS Optimus Foundation in 2018

2.8 million
children reached

66.6 USD million
donations raised

81.8 USD million
in approved grants

200 programs managed
worth USD 215 million, across 40 countries

More reporting statistics

49%

No. 1

10,677

3.5

100%

+150%

Our workforce in 2018[1]



50
countries
150+
languages spoken
66,888[2]
total employees (FTE)
25,256
employees volunteered
31%
Americas
32%
Switzerland
19%
EMEA
18%
APAC
268
apprentices hired
467
university graduates hired into our talent programs
39%
women
61%

>> These are a selection of our 2018 key figures. Find out more at ubs.com/annualreport

[1] Calculated as of 31.12.18 on a headcount basis of 68,338 internal employees only (2017: 62,558) unless specified to be on a full-time equivalent (FTE) basis, where we include proportionate numbers of part-time employees.

[2] The increase in workforce in 2018 was mainly due to insourcing initiatives and was more than offset by a decrease in external staff.

"Collaboration is key to success – for the customer and for us"

Lambda Li and her team, the Strategic Equity Solutions Group (SESG), move mountains to help our clients to get what they need.

What does your team do?
We create tailored solutions to answer the needs of our clients when their needs do not fall squarely into a particular category or division. That means working closely with our colleagues from the Investment Bank, Global Wealth Management and Asset Management, as well as with risk officers, legal, and compliance teams to understand the risks and ensure that we respect the constraints we have as an institution. In one recent case, a client asked us to help the management team subscribe to shares in the IPO. We had to work against a short timeline as the IPO couldn't be moved and we needed to get the approvals in place in just 10 days. It was challenging but rewarding: GWM got net new money, the IB got a new deal, and we started a meaningful dialogue with the client.

That shows how crucial cross-divisional collaboration is for your team.
Indeed. As the market environment evolves and the complexity of each trade has increased, the solutions we come up with differ even from similar situations we dealt with in the past. The only constant in my description of our business is that we're fostering "One Bank". I cannot imagine SESG being a market leader in Asia without the expertise and support of all the different units in the firm. We wouldn't have the same level and effectiveness of dialogue and evaluation of trades without our client-facing and control function colleagues. Our whole business model relies on teams acting as true partners.

Do you think collaboration will play an even bigger role in the future of our firm?
Definitely. It is vital to have a holistic view of the ever-changing marketplace, to be agile and ready to adapt, so that we can be effective and efficient. And that's why collaboration is the key to innovative solutions and success for both parties.



At the age of four, Lambda Li from Hong Kong studied her father's bank statements, trying to figure out the interest. Today, Lambda co-leads the Strategic Equity Solutions Group (SESG) in APAC.

"It's not how often but how well we collaborate"

According to René Zwicky from Wealth Management Switzerland in Zurich, having a collaborative culture is vital for the team's success – and decisive for customer satisfaction.

How does teamwork contribute to the satisfaction of our clients?
In our business, everything we do should be in our clients' best interests. We work in an environment of trust. And winning someone's trust is hard work. The first step for everyone in the team is to be willing to go the extra mile to provide thoughtful solutions and measurable added value for our clients, as well as for the success of our colleagues – the two go hand in hand.

What's your personal recipe for collaboration?
It's not just about how often we all collaborate, but how well we do it. I invest a lot of effort in fostering a team culture that is open to honest, empathetic and respectful feedback. I also feel that it all comes down to showing appreciation for the little things, and going above and beyond expectations to surprise your partners. And in order to do so, you need to know them. You need to fully understand how you can help them to achieve their goals or dreams.

How do you define success?
Making clients happy by satisfying their needs through connecting the right people. We sometimes proactively invite colleagues from other teams as well as their clients and prospects to our client events, to help connect them in the areas of their interests. In 2018 for example, we had events such as barbeque or boccia get-togethers, where we were able to get to know each other more personally. This helped us as well as our clients to develop trustworthy relationships.



René Zwicky works in Wealth Management Switzerland in Zurich. He joined UBS in 1995 as an apprentice and now leads a team of over 60 employees.

Passion and commitment is not in short supply

The reason why Sophia Chin likes to work at UBS? It's the people. Active listening and being authentic are her recipe for working effectively together in global virtual teams.

What does collaboration mean to you?
Working in the Corporate Center where we have thousands of people supporting various processes across every region, every business, every time zone and multiple languages, collaboration is critical. For me, collaboration is about leveraging the strengths of our diverse thoughts to deliver excellence for our clients.

What role does it play in your area?
As part of my responsibilities, I manage the internship program for Group Operations Americas. I really enjoy this aspect of my role, as I have an opportunity to help our interns develop and grow, and for some, to build their careers at the firm. One question that interns typically ask me is "Why do you stay at UBS?" I have never once hesitated in my response which is always "The people." We have a collaborative environment that is fueled by our sense of teamwork, commitment, dedication as well as perseverance in the face of any day-to-day challenges.

How can we succeed in working together virtually? Any tips?
In today's global business environment, working together virtually is no longer just a possibility, it's a requirement. As an example, I am involved in a global program, which is focused on increasing representation of women in leadership roles. It means working closely with the executive sponsors and core team members in multiple locations to support the development of female directors across five regions, ten countries and six functions.

Passion and commitment is not in short supply across our group. Successful collaboration for us means weekly virtual meetings to design, develop and execute our program strategy, manage our budget and quickly address any issues to ensure our overall program objectives are met. My main tip for optimal work in virtual teams: be a great active listener, build trust, break down barriers, recognize and reward employees and be authentic!



Studying psychology and sociology in college, Sophia Chin has always been intrigued about the mind and behavior and the incredible influence of the environment on both. Today, Sophia works in the Group Operations Americas Management Office and is involved in a number of regional and global, cross-functional efforts to help drive people initiatives across the Group Chief Operating Officer (GCOO) function.

What we stand for

Building on your positive feedback from last year, our shareholder letter this year again answers a series of questions that we are regularly asked by different stakeholders of the bank.

What was the market context in 2018?
The year started off positively, but nervousness set in by the end of the first half. Markets started fearing a downturn well ahead of any real economy indicators. Our private clients became less active, and from the fourth quarter onward, markets sold off as well. The most striking example to illustrate what developed over the course of 2018 is the fact that about 90% of asset classes were down on a year-over-year basis. That's quite extraordinary. And when you look at what happened in December 2018, it was one of the worst months since the Great Depression in terms of market performance. The coexistence of macroeconomic and geopolitical issues caused even more concerns with investors. For example, according to our fourth quarter client survey, cash balances with our US wealth management clients reached a record-high level of 24%.

How do you assess the financial performance of the Group in 2018?
We had a very successful 2018, despite the market conditions just described. Against this backdrop, we increased net profit[1] by USD 0.6 billion or 16% to USD 4.5 billion, and achieved a strong adjusted return on tangible equity excluding deferred tax expense / benefit and DTAs[2] of 12.9%. Reported return on CET1 capital was 13.1%, markedly above most of our European peers and in line with American banks. We also generated USD 4.0 billion of additional capital in 2018 and our total loss-absorbing capacity increased to USD 84 billion.

How did 2018 reflect your capital returns policy?
Consistent with our capital returns policy, we accrued for a higher dividend and exceeded our share buyback goal of CHF 550 million by CHF 200 million. The Board of Directors intends to propose an 8% increase in our dividend to CHF 0.70 per share for the financial year 2018. Combined with the share buyback of CHF 750 million last year, our total payout ratio[3] for 2018 will be 76%. To sum up, we continue to deliver attractive shareholder returns, while maintaining a strong capital position and investing for further growth.

Why has the UBS share price lost so much ground despite these achievements?
In our view, the current share price doesn't reflect the long-run value of our franchise. The entire banking sector saw significant share price corrections in 2018. One needs to look at both absolute and relative performance. Investors' profitability expectations for the industry reflect the fear of a global economic slowdown, more challenging market conditions or a combination of both. Nevertheless, we are among the highest-valued banks in Europe and compare well to a number of US peers. In terms of total shareholder return, we also outperformed our main European peers. Our focus is on sustainable performance, which is at the core of our strategy and should drive valuation growth over the cycle.

Why do you believe UBS still has the right strategy – how does it set you apart from others?
Secular trends such as global wealth creation, including the increased need for pension products, and the opening up of China's financial markets will continue to drive the unique value of our franchise. We are the preeminent global wealth manager to high net worth and ultra high net worth clients as well as the number one Swiss bank, enhanced by an investment bank that is strong in the areas where we choose to compete, and a successful asset manager. The strength of our business model and our strategic focus have generated more than USD 19 billion in net profits over the last five years. More than half of our profits come from asset-gathering businesses, and our Swiss business further contributes to the stability of our earnings. We are diversified geographically, and well positioned in the world's largest and fastest growing markets. Of course we review and recalibrate our strategy each year, as we constantly evolve in response to new challenges, but we have strategic clarity and consistency.

Are you satisfied with your combined wealth management division's performance – where can you improve?
We've made good progress in exploiting the combined scale and capabilities of the businesses. Global Wealth Management achieved a decade-high pre-tax profit of USD 3.6 billion in 2018. Working as an integrated business creates new opportunities for revenue growth and improves our ability to execute existing opportunities, which we expect to enable us to achieve our 10–15% profit growth target. We also expect to generate cost synergies of USD 600 million over the next three years that will help fund our investments for growth and efficiency. We intend to make strategic investments totaling more than USD 1 billion through 2021 to further improve client

and advisor experience. We remain confident in our growth plans even though net new money was not what we wanted it to be in 2018. Therefore, we will be intensifying our efforts to attract and retain a higher proportion of our current and prospective clients' assets.

Your adjusted cost / income ratio is currently 79.5%. How do you intend to reach your 2021 ambition of around 72%?
First, when measuring efficiency, it's important to include risk-adjusted capital returns and not look at the cost / income ratio in isolation. Our goal is to balance revenue growth with both cost and capital efficiency. We delivered 3% positive operating leverage in 2018, as we increased revenues while reducing expenses. Our aim is to keep costs, excluding performance-based compensation, broadly flat over the next three years. And we have a range of tactical measures to address market headwinds. For example, while we cannot and do not want to halt our investments, we can adjust the pace and relative priority. And we will be focusing our hiring plans on the most important strategic growth areas.

Where and how do you expect to grow going forward?
We believe we can grow our revenues at more than the rate of global economic expansion over the cycle. From a geographic standpoint, the greatest growth is expected to come from gaining market share in the US and Asia Pacific. In the US, we have a sizeable opportunity with ultra high net worth clients. And we want to build our share of wallet with US persons outside the US. Also, further globalizing our Global Family Office capabilities is another part of our growth initiatives. In China, we became the first foreign bank to increase its stake to a majority of 51% in a securities joint venture, giving us a great foothold for future expansion. And in Switzerland, net new business volume growth in Personal & Corporate Banking was double GDP growth last year. Our aim is to further solidify this leadership position by, for example, expanding our digital lead. These are just some of the opportunities we are focused on, there are plenty of others, many of which are discussed in the pages of our annual report.

You want to be the bank for US, Asian and European entrepreneurs and corporates for their local and global needs – why should they choose UBS?
Because we are a truly global bank. Our clients globally require advice and solutions for both their own wealth and their businesses. They expect us to deliver the whole of UBS to them, with global wealth management and investment bank capabilities under one roof, from M&A all the way to succession planning, as well as the best teams when it comes to research and execution. We have the breadth and the expertise to bridge between both their corporate and their personal financial needs. This makes UBS an obvious choice, given our leading position in those fields that matter most to our clients.

Sustainability is a key part of your strategy, how is that reflected in your client offering?
We provide a broad range of products and solutions to both private and institutional clients, including sustainable and impact investing opportunities. For example, Asset Management followed its successful UK Climate Aware rules-based fund with a similar fund available for international investors. The portfolio is oriented toward companies that are better prepared for a lowcarbon future while reducing exposure to, rather than excluding, companies with higher carbon risk, in order to pursue strategic engagement with these companies. Also in 2018, Global Wealth Management launched the world's first fully sustainable investing (SI) cross-asset mandate portfolio for private clients. As of 31 December 2018, clients had invested USD 2.8 billion assets under management in this innovative solution.

What are you doing to prepare UBS for the digital future of banking?
We're not just preparing for the future, we're actively shaping it. Technology is changing the way banks, including UBS, operate. That's why we are investing more than 10% of revenues, more than USD 3 billion each year, into technology. For example, we've accelerated our journey into the cloud space, thereby reducing the number of costly traditional data centers. We also increased the number of robots performing routine tasks from roughly 700 to 1,000 last year. We will more broadly leverage machine learning and artificial intelligence-powered engines to automate more complex tasks and allow for better and faster decision-making, for example in risk management or anti-money laundering. But the big focus is on front-to-back digitalization ultimately driving a better client experience, so technology is about much more than just cost savings.

You put several legacy issues behind you in 2018, but just received an adverse verdict in France. Can you comment on this matter?
We continued to make significant progress last year on legacy litigation, including resolution of two RMBS-related cases. In the two most prominent open matters, the FIRREA litigation and the French cross-border case, UBS has chosen to defend the bank in court with the best interests of shareholders in mind. We are confident in our legal position, and contesting these cases has also allowed us to present our arguments to stakeholders publicly. We strongly disagree with the verdict in France. UBS respected and followed its obligations under Swiss and French law as well as the European Savings Tax Directive. The judgment is not supported by the facts. For example, no evidence was provided that any French client was solicited on French soil by a UBS AG client advisor to open an account in Switzerland. This is acknowledged by the decision itself. Even assuming liability - which we contest - the calculation of the fine and the damages are, in our view, inconsistent and not in line with applicable law. We have appealed the French court's decision to the Court of Appeal, which will retry the case in its entirety. The Court of Appeal operates under the supervision of the French Supreme Court and is required to address our arguments in its decision. Based on the law and the facts, we believe the verdict should be reversed.

What provisions have you taken for the France case?
Notwithstanding the strength of our legal arguments and

the lack of evidence to support the charges, we have increased the provision for this matter to a total of EUR 450 million (USD 516 million). Under the accounting standard, we are required to judge if an outflow is probable and to estimate the extent of such an outflow considering a wide range of outcomes. In light of the first judgment and considering the full range of potential final decisions, the provision on our balance sheet reflects our best estimate of possible financial implications. That said, we still believe the verdict should be reversed, at which time we would release the provision.

Looking back at the Investor Update in October last year, how was the start into 2019?
Given the market developments since last October, our starting point for the year is different than we had planned, making this year's journey toward our targets steeper. Also, despite some rebound in equity markets, clients so far have remained cautious in the first quarter of 2019. Nevertheless, we will have to see how the rest of the year develops. One of our goals at the 2018 Investor Update was to be transparent about the factors that we can and cannot control. We do not control the external environment, nor equity markets and interest rates. But of course this doesn't mean we are passively waiting for markets to improve. It's up to us to continue executing our plans with energy and commitment, with a focus on sustainable, long-term value creation.

What are the biggest opportunities medium to long term?
Over the last ten years, we have reconfigured UBS, while delivering strong results, and we are excited about the potential for the next decade. We had to deal with many challenges and that also taught us a lot, which will allow us to execute even better going forward. To achieve that, we need to take partnership within UBS to the next level. Because we know it leads to better results for clients, which in turn leads to more capital generation and even better returns for shareholders. We expect to generate almost as much capital in the next three years as we did in the previous six. And to tie in with our global growth ambitions mentioned earlier, our global infrastructure has the capacity to accommodate far more assets at marginal cost – so more scale is a significant opportunity. From a client perspective, we've seen that those who have navigated this environment most successfully are those who develop a clear long-term plan to allow for a sustainable legacy. With that in place, clients will be well positioned to seek opportunities amid the short-term noise. That's exactly what we at UBS are doing ourselves.

Thank you for your ongoing support. We look forward to your feedback and also to welcoming you at our AGM on 2 May 2019 in Basel.

[1] Net profit attributable to shareholders, excluding the USD 2,939 million net write-down of deferred tax assets (DTAs) following the enactment of the US Tax Cuts and Jobs Act in the fourth quarter of 2017.
[2] Adjusted return on tangible equity excluding deferred tax expense / benefit and DTAs; calculated as adjusted net profit / loss attributable to shareholders excluding amortization and impairment of goodwill and intangible assets and deferred tax expense / benefit, divided by average tangible equity attributable to shareholders excluding any DTAs that do not qualify as CET1 capital.
[3] Calculated as accruals for proposed dividends to shareholders plus the share buyback in 2018 divided by net profit attributable to shareholders.

"We constantly evolve in response to new challenges, but we have strategic clarity and consistency."

"Our clients globally require advice and solutions for both their own wealth and their businesses. They expect us to deliver the whole of UBS to them."



Axel A. Weber, Chairman of the Board of Directors



Sergio P. Ermotti, Group Chief Executive Officer

>> Read the UBS strategy at ubs.com/strategy

Our Board of Directors

1. **Axel A. Weber**
Chairman of the Board of Directors / Chairperson of the Corporate Culture and Responsibility Committee / Chairperson of the Governance and Nominating Committee

2. **Julie G. Richardson**
Member of the Compensation Committee / member of the Risk Committee

3. **Ann F. Godbehere**
Chairperson of the Compensation Committee / member of the Audit Committee

4. **Jeremy Anderson**
Chairperson of the Audit Committee / member of the Corporate Culture and Responsibility Committee

5. **Dieter Wemmer**
Member of the Compensation Committee / member of the Risk Committee

6. **David Sidwell**
Senior Independent Director / Chairperson of the Risk Committee / member of the Governance and Nominating Committee

7. **Beatrice Weder di Mauro**
Member of the Audit Committee / member of the Corporate Culture and Responsibility Committee

8. **Fred Hu**
Member of the Board of Directors

9. **Isabelle Romy**
Member of the Audit Committee / member of the Governance and Nominating Committee

10. **Reto Francioni**
Member of the Corporate Culture and Responsibility Committee / member of the Risk Committee

11. **Michel Demaré**
Independent Vice Chairman / member of the Audit Committee / member of the Compensation Committee / member of the Governance and Nominating Committee

12. **Robert W. Scully***
Member of the Risk Committee
*Robert W. Scully is not present on the picture

The Board of Directors (BoD) of UBS Group AG, under the leadership of the Chairman, consists of six to 12 members as per our Articles of Association. The BoD decides on the strategy of the Group upon recommendation of the Group Chief Executive Officer (Group CEO) and is responsible for the overall direction, supervision and control of the Group and its management as well as for supervising compliance with applicable laws, rules and regulations. The BoD exercises oversight over UBS Group AG and its subsidiaries and is responsible for establishing a clear Group governance framework to provide effective steering and supervision of the Group, taking into account the material risks to which UBS Group AG and its subsidiaries are exposed. The BoD has ultimate responsibility for the success of the Group and for delivering sustainable shareholder value within a framework of prudent and effective controls, approves all financial statements for issue and appoints and removes all Group Executive Board (GEB) members.



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Our Group Executive Board

1. **Sergio P. Ermotti**
Group Chief Executive Officer

2. **Edmund Koh**
President UBS Asia Pacific

3. **Kirt Gardner**
Group Chief Financial Officer

4. **Sabine Keller-Busse**
Group Chief Operating Officer

5. **Markus Ronner**
Group Chief Compliance and Governance Officer

6. **Robert Karofsky**
Co-President Investment Bank

7. **Piero Novelli**
Co-President Investment Bank

8. **Ulrich Körner**
President Asset Management and President UBS Europe, Middle East and Africa

9. **Axel P. Lehmann**
President Personal & Corporate Banking and President UBS Switzerland

10. **Martin Blessing**
Co-President Global Wealth Management

11. **Christian Bluhm**
Group Chief Risk Officer

12. **Tom Naratil**
Co-President Global Wealth Management and President UBS Americas

13. **Markus U. Diethelm**
Group General Counsel

UBS Group AG operates under a strict dual board structure, as mandated by Swiss banking law, and therefore the BoD delegates the management of the business to the GEB. Under the leadership of the Group CEO, the GEB has executive management responsibility for the steering of the Group and its business. It assumes overall responsibility for developing the Group and business division strategies and the implementation of approved strategies.

Our employees are what make our firm truly exceptional. They are experts within their respective industries, representing a range of talent. This year, our BoD and GEB photographs were taken by Witold Iglewski and Jagoda Lasota – two graphic designers within UBS Communications & Branding.


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How we manage the firm

Our governance framework supports the creation of long-term value by linking to our strategic objectives and the performance of the individuals delivering on these objectives.


Regulators
External auditors
Shareholders
Chairman and Board of Directors
Audit Committee
Compensation Committee
Corporate Culture and Responsibility Committee
Governance and Nominating Committee
Risk Committee
Group Internal Audit
Group Executive Board
Group CEO
Regional Presidents
Divisional Presidents
Group Functional Heads
Group Asset and Liability Management Committee
Americas
APAC
EMEA
Switzerland
Global Wealth Management
Personal & Corporate Banking
Asset Management
Investment Bank
Corporate Center

Shareholders
The general meeting of shareholders is the supreme corporate body of UBS. All shareholders registered with voting rights are invited to general meetings of shareholders.

Chairman and Board of Directors
Under the leadership of the Chairman, the Board of Directors (BoD) decides on the strategy of the Group, upon recommendation by the Group CEO, exercises ultimate supervision over management and appoints all Group Executive Board (GEB) members. The Chairman of the Board presides over all general meetings of shareholders and works with the committee chairpersons to coordinate the work of all BoD committees. The committees shown in the graphic assist the BoD in the performance of its responsibilities. These committees and their charters are described in the Organization Regulations, published at ubs.com/governance.

Checks and balances – Board of Directors and Group Executive Board
The BoD decides on the strategy of the Group upon recommendations by the Group CEO and exercises ultimate supervision over management, whereas the GEB, headed by the Group CEO, has executive management responsibility. The functions of Chairman of the BoD and Group CEO are assigned to two different people, ensuring a separation of power. The BoD delegates the management of the business to the GEB.

Group CEO and Group Executive Board
Under the leadership of the Group CEO, the GEB has executive management responsibility for the steering of the Group and its business. It assumes overall responsibility for developing the Group and business division strategies and the implementation of approved strategies.

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Corporate information
UBS Group AG is incorporated and domiciled in Switzerland and operates under the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares.

Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, phone +41-44-234 1111, and its corporate identification number is CHE-395.345.924.

UBS Group AG was incorporated on 10 June 2014 and was established in 2014 as the holding company of the UBS Group.

UBS Group AG shares are listed on the SIX Swiss Exchange and on the New York Stock Exchange (ISIN: CH0244767585; CUSIP: H42097107).

The Annual Review is provided as a convenience to our investors, clients and other stakeholders who would like a brief overview of our business, strategy and performance in 2018. It should be read in conjunction with UBS's Annual Report 2018, which contains more detailed information and disclosure including management discussion and analysis and audited financial statements. Details about how to obtain the Annual Report 2018 and other publicly available information about UBS, including the Annual Report 2018 on Form 20-F for the year ended 31 December 2018, are set out on page 24 of this document. The information contained in this document is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities, of or relating to UBS Group AG or its affiliates, should be made on the basis of this document. Unless otherwise indicated, figures are as of, or for the year ended, 31 December 2018.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forwardlooking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS's ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future fi lings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and fi lings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2018. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Adjusted results | Please refer to the "Group performance" section of our Annual Report 2018 for more information on adjusted results.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS Group AG
P.O. Box
CH-8098 Zurich
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